International Bank for     1818 H Street, N.W.       (202) 477-1234
Reconstruction and         Washington, D.C. 20433    Cable Address: INTBAFRAD
Development                U.S.A.

                                             FILE NO. 1-3431
                                             REGULATION BW
                                             RULE 3


                                             April 23, 1997

    VIA EDGAR

    Securities and Exchange Commission
    Washington, D.C. 20549


    Gentlemen:

         Pursuant to Rule 3 of Regulation BW, please find attached a Report dated April 23, 1997 of the International Bank for Reconstruction and Development (the "Bank") with respect to one or more proposed issues of debt securities of the Bank.

                                             Sincerely yours,

                                             /s/ Scott B. White
                                             ----------------------
                                             Scott B. White
                                             Chief Counsel, Finance

    Attachments

                                                 FILE NO. 1-3431
                                                 REGULATION BW
                                                 RULE 3



                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                450 Fifth Street, N.W.
                                Washington, D.C. 20549






                                      REPORT OF

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                     With respect to one or more proposed issues
                            of debt securities of the Bank





                      Filed pursuant to Rule 3 of Regulation BW







                                Dated:  April 23, 1997

    The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

    Items 1-6.     Not yet known.  This information will be included in the
                   prospectus for a particular issue.

       Item 7.     Exhibit

                   Exhibit A:  Information Statement dated March 31, 1997.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

    The Bank intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by the Bank directly or through agents.

    The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

                          AVAILABILITY OF INFORMATION

    This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address: http://www.sec.gov/ edgarhp.htm.

    The Bank will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to the Bank's principal office at 1818 H Street, N.W., Washington, D.C. 20433,
Attention: Treasury Finance Department, tel: (202) 458-8800, or to the following regional offices of the Bank: 66 Avenue d'Iena, 75116 Paris, France, tel: (331) 40-69-30-09; New Zealand House, 15th Floor, Haymarket, London SW1 Y4TE, England, tel: (44171) 930-8511; and Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6662.

    RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF THE BANK AND ITS FINANCIAL CONDITION.

March 31, 1997

                              SUMMARY INFORMATION
                            AS OF DECEMBER 31, 1996

    The Bank is an international organization which commenced business in 1946. The principal purpose of the Bank is to promote the economic development of its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The Bank's capital stock is owned by its 180 member countries. Its five largest shareholders are: the United States (with 17.04% of the total voting power), Japan (6.04%), Germany (4.67%), France (4.48%) and the United Kingdom (4.48%).

    The financial strength of the Bank is based principally on the quality of its loan portfolio, the size of its liquid assets, its diversified sources of finance, its substantial equity and its consistent profitability.

ASSETS

    LOAN PORTFOLIO. The Bank's principal asset is its portfolio of outstanding loans. Bank loans are either made directly to or guaranteed by a member. The Bank's loan portfolio is diversified by country and sector. No loans are made which, in the Bank's opinion, cannot be justified on economic grounds or which would be for countries not deemed creditworthy. Creditworthiness of all borrowing members is kept under continuous review. New loans are made at interest rates based on the Bank's cost of borrowings, or at market reference rates adjusted to reflect the Bank's cost of borrowings relative to such rates. The Bank does not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

    Under the Bank's Articles of Agreement, the total amount outstanding of direct loans, participations in loans and callable guarantees made by the Bank may not be increased to an amount exceeding 100% of the sum of subscribed capital, reserves and surplus ($198.5 billion). Such percentage was 54.8%; disbursed and outstanding loans amounted to $108.6 billion and callable guarantees were $151 million.

    Loans made to or guaranteed by six member countries of the Bank (Bosnia and Herzegovina, Iraq, Liberia, Sudan, Syrian Arab Republic and Zaire) and one other country -- the Federal Republic of Yugoslavia (Serbia and Montenegro) -- representing 2.2% of the Bank's loan portfolio, were in nonaccrual status. The aggregate principal balance outstanding in respect of these loans was $2,437 million, of which $1,279 million was overdue. The Bank's accumulated loan loss provision in respect of its overall portfolio was $3,290 million.

    LIQUID ASSETS. The Bank's other major asset is its portfolio of liquid investments ($16.9 billion, of which $1.3 billion was classified as held-to-maturity). The Bank has a policy of targeting fiscal year-end liquid holdings of at least 45% of projected net cash requirements for the succeeding three years in order to assure flexibility in its borrowing decisions. Such liquidity ratio was 43.1%; liquidity was equivalent to approximately 17.2% of outstanding borrowings after swaps.

LIABILITIES AND EQUITY

    LIABILITIES. The Bank diversifies its borrowings by currency, country, source and maturity to provide maximum flexibility in funding. It has borrowed in all of the world's major capital markets and also borrows directly from member governments and central banks. The Bank's borrowings ($97.3 billion) were denominated in 23 currencies or currency units and included $87.5 billion of fixed rate medium- to long-term borrowings and $9.8 billion of short-term and variable rate borrowings. The Bank also undertakes a substantial volume of currency and interest rate swap transactions in connection with its borrowing operations. The principal amount payable under outstanding currency swaps aggregated $23.1 billion, and the notional principal amount of outstanding interest rate swaps aggregated $33.7 billion.

    EQUITY. The Bank's authorized capital was $188.0 billion, of which $182.3 billion was subscribed. Of the Bank's subscribed capital, approximately $11.0 billion (6.1%) was paid in (of which $7.9 billion was available for lending); the balance was callable. Shareholders are obligated on the uncalled portion of their subscriptions ($171.3 billion), which may only be called to meet obligations of the Bank for money borrowed or on any guarantees; it may not be used for making loans. The Bank's equity also included $16.2 billion of retained earnings, plus $0.6 billion for cumulative translation adjustment.

    The Bank seeks to avoid exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its retained earnings and accumulated provision for loan losses with those of its outstanding loans.

    PROFITABILITY. The Bank has earned profits every year since 1947. Net Income for the six months ended December 31, 1996 was $675 million, which represented an annualized return of 1.06% on average earning assets.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                            SELECTED FINANCIAL DATA
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                              SIX MONTHS
                                                                ENDED           FISCAL YEARS ENDED JUNE 30,
                                                             DECEMBER 31,  -------------------------------------
                                                                 1996         1996         1995         1994
                                                             ------------  -----------  -----------  -----------
BALANCE SHEET DATA (AT END OF PERIOD):
    Cash and liquid investments (including investments
     classified as held-to-maturity, net of commitments for
     settlement and cash collateral received)..............   $  16,850    $  15,898    $  18,274    $  19,095
    Loans:
        Disbursed and outstanding (1)......................     108,579      110,246      123,499      109,291
        Undisbursed variable rate loans....................      48,170       52,173       54,308       54,713
        Undisbursed fixed rate loans (1)...................       2,977        2,347        1,646          296
    Accumulated provision for loan losses..................       3,290        3,340        3,740        3,324
    Borrowings (net of discount/premium):
        Short-term.........................................       5,418        4,328        3,898        3,304
        Medium- and long-term..............................      91,888       92,391      104,392       95,511
    Equity:
        Paid-in capital available for lending, retained
         earnings and cumulative translation adjustment....      24,734       25,129       27,132       23,630
        Callable capital...................................     171,245      169,636      165,580      159,338
INCOME STATEMENT DATA:
    Total Income...........................................   $   4,232    $   8,720    $   9,362    $   8,590
    Net Income (2).........................................         675        1,187        1,354        1,051
RETURN, COST AND RATIO ANALYSIS:
    Average interest rate on disbursed and outstanding
     loans during the period...............................        6.71%        6.81%        7.02%        7.34%
    Commitment charge on undisbursed loans.................        0.25         0.25         0.25         0.25
    Net income as a percentage of average earning assets...        1.06         0.91         1.00         0.85
    Financial return on average investments................        4.87         4.43         5.69         3.53
    Return on:
        Average disbursed and outstanding loans............        6.87         6.92         7.12         7.45
        Average earning assets.............................        6.62         6.62         6.94         6.82
    Average cost (after swaps) of:
        New medium- and long-term borrowings drawn down
         during the period.................................        4.56         5.28         6.31         4.99
            Fixed rate borrowings..........................        2.12         5.73         6.32         5.03
            Variable rate borrowings.......................        5.11         4.69         5.92         3.12
        Total borrowings outstanding during the period.....        6.24         6.44         6.62         6.74
            Short-term.....................................        5.42         5.55         5.92         3.89
            Medium- and long-term..........................        6.28         6.48         6.64         6.84
        Total borrowings and other funds available during
         the period........................................        4.97         5.15         5.35         5.49
    Cash and liquid investments as a percentage of
     borrowings outstanding after swaps--end of the
     period................................................       17.16        16.20        16.38        18.92
    Outstanding loans, participations and callable
     guarantees as a percentage of subscribed capital,
     reserves and surplus--end of the period (3)...........       54.77        54.88        62.15        57.90
    Average life (years) of:
        Loans outstanding--end of the period...............         5.3          5.4          5.3          5.3
        Medium- and long-term borrowings outstanding-- end
         of the period.....................................         5.3          5.3          5.6          5.9

----------

(1) Includes loans to the International Finance Corporation.

(2) The combined effect of interest waivers and commitment fee waivers was to reduce Net Income by $246 million for the six months ended December 31, 1996, $521 million for fiscal year ended June 30, 1996, $484 million for fiscal year ended June 30, 1995 and $463 million for fiscal year ended June 30, 1994.

(3) Under the Articles, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to an amount exceeding 100% of the sum of subscribed capital, reserves and surplus.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                                    THE BANK

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), is an international organization which was established and has been operating since 1946 under the Articles of Agreement (the Articles) signed by the governments of its member countries. The principal office of the Bank is located at 1818 H Street, N.W., Washington, D.C. 20433.

    The Bank's principal purpose is to promote the economic development of its member countries in the interest of fostering the long-term growth of international trade and improved standards of living. Its principal activity is providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries.
    One hundred eighty countries are now members of the Bank. A list of the members as of December 31, 1996, showing the voting power of each and the amount of the subscription of each to the Bank's capital stock, is set forth in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    The activities of the Bank are complemented by those of three affiliated international organizations, the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA). (See "Affiliated Organizations".)

                             RESOURCES OF THE BANK

    The Bank's resources are derived from its capital, borrowings and accumulated earnings in the various currencies of its members. In order to minimize exchange-rate risk in a multicurrency environment, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by its Articles, primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed. In addition, the Bank undertakes currency conversions periodically to match the currencies of the Bank's retained earnings and cumulative translation adjustments with those of the Bank's outstanding loans. With respect to its other resources, the Bank does not convert one currency into another except for small amounts required to meet certain obligations and operational needs of the Bank. (See Notes to Financial Statements.)

EQUITY

    The following table shows the equity of the Bank as of December 31, 1996:

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

Subscribed capital stock.............................................................  $ 182,289
Less--Uncalled portion of subscriptions..............................................    171,245
                                                                                       ---------
    Capital stock paid in
        Available for lending.............................................  $   7,927
        Not available for lending.........................................      3,117     11,044
                                                                            ---------
Deferred Amounts to Maintain Value of Currency Holdings..............................        (53)
Payments on Account of Pending Subscriptions.........................................          8
Retained Earnings (1)................................................................     16,174
Cumulative Translation Adjustment....................................................        633
                                                                                       ---------
    Total............................................................................  $  27,806
                                                                                       ---------
                                                                                       ---------

---------
(1)  See Notes to Financial Statements--Note F.

    In accordance with a decision of the Executive Directors of the Bank in October 1986, the capital stock of the Bank is expressed in U.S. dollars and valued with reference to the Special Drawing Right (SDR) of the International Monetary Fund (IMF) on a fixed basis of 1.20635 U.S. dollars for one SDR. (See Notes to Financial Statements--"Valuation of Capital Stock".)

    On the foregoing basis, the authorized capital of the Bank as of February 1, 1997 was 1,558,478 shares, equal to $188,007 million, of which 1,512,211 shares, equal to $182,426 million, had been subscribed. Of the subscribed capital, $11,048 million had been paid in and $171,378 million was callable. The four paragraphs which follow describe the terms of payment of the paid-in and callable capital and the restrictions on its use, which are derived from the Articles and Resolutions of the Bank's Board of Governors.

       (a) $2,305 million, which was initially paid in gold or U.S. dollars, or converted by the subscribing members into U.S. dollars, may, under the Articles, be freely used by the Bank in any of its operations.

       (b) $8,743 million, which was paid in the currencies of the subscribing members, may, under the Articles, be lent only with the consent of the member whose currency is involved. As of December 31, 1996, $5,461 million was, in accordance with such consents, available for use in the Bank's lending operations. Under the Articles, these amounts are subject to maintenance of value obligations. (See Notes to Financial Statements--Note A.)

       (c) $145,940 million may, under the Articles, be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by the Bank in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of the Bank for which the call is made. No calls have been made on this portion of the subscribed capital.

       (d) $25,438 million is to be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it, pursuant to resolutions of the Board of Governors of the Bank. Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by the Bank in its lending activities or for administrative purposes.

    The uncalled amount of the subscribed capital referred to in (c) and (d) above is a resource of the Bank of which the Bank is bound to avail itself when and to the extent necessary to meet obligations of the Bank for funds borrowed or on any loans which have been guaranteed by it. Calls on unpaid subscriptions are required to be uniform, but the obligations of the members of the Bank to make payment on such calls are independent of each other. A failure of one or more members to make payment on such a call would not excuse any other member from its obligation to make payment; and if the amount received on a call is insufficient to meet the obligations of the Bank for which the call is made, the Bank has the right and is bound to make further successive calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

    As of December 31, 1996, $98,793 million (57.7%) of the Bank's uncalled capital was callable from the member countries of the Bank that are also members of the Development Assistance Committee of the

Organization for Economic Cooperation and Development. This amount was equal to 100.6% of the Bank's outstanding borrowings after swaps at that date. The capital subscriptions of those countries, in order of size of subscription, and the uncalled portion of their subscriptions are set out below:

                                                                 TOTAL        UNCALLED
                           MEMBER                               CAPITAL      PORTION OF
                        COUNTRY (1)                           SUBSCRIPTION  SUBSCRIPTION
------------------------------------------------------------  ------------  ------------
                                                                EXPRESSED IN MILLIONS
                                                                   OF U.S. DOLLARS

United States...............................................   $   31,965    $   29,966
Japan.......................................................       11,312        10,608
Germany.....................................................        8,734         8,191
France......................................................        8,372         7,851
United Kingdom..............................................        8,372         7,832
Italy.......................................................        5,404         5,069
Canada......................................................        5,404         5,069
Netherlands.................................................        4,283         4,018
Belgium.....................................................        3,496         3,281
Switzerland.................................................        3,210         3,012
Australia...................................................        2,951         2,769
Spain.......................................................        2,857         2,682
Sweden......................................................        1,806         1,696
Austria.....................................................        1,335         1,254
Denmark.....................................................        1,237         1,162
Norway......................................................        1,204         1,132
Finland.....................................................        1,033           971
New Zealand.................................................          873           821
Portugal....................................................          659           620
Ireland.....................................................          636           599
Luxembourg..................................................          199           190
                                                              ------------  ------------
    Total...................................................   $  105,342    $   98,793
                                                              ------------  ------------
                                                              ------------  ------------

       -----------------------
        (1)Details regarding the capital subscriptions of all members of the Bank as of December 31, 1996 may be found in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    As of December 31, 1996, the total subscription of the United States, the Bank's largest shareholder, was $31,965 million, of which the uncalled portion was $29,966 million. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is authorized to pay up to $7,663 million in respect of the uncalled portion of the subscription of the United States, if it were called by the Bank, without any requirement of further congressional action. The balance of the U.S. subscription to the uncalled portion, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further congressional action would be required to enable the Secretary of the Treasury to pay any portion of this balance if it were called by the Bank. The General Counsel of the U.S. Department of the Treasury has rendered an opinion to the effect that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

BORROWINGS (AFTER SWAPS)

    The following table shows the Bank's borrowings after swaps as of December 31, 1996:

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

BORROWINGS: (1)
    Short-term
        Payable in:
            U.S. dollars..................................................  $   5,176
            Deutsche mark.................................................        158
            Japanese yen..................................................         87
                                                                            ---------
              Sub-total...................................................      5,421
            Less--Net unamortized discounts...............................          5  $   5,416
                                                                            ---------

    Medium- and long-term
        Payable in:
            U.S. dollars..................................................     30,802
            Japanese yen..................................................     26,912
            Deutsche mark.................................................     25,849
            Swiss francs..................................................      5,617
            Other currencies..............................................      3,590
                                                                            ---------
              Sub-total...................................................     92,770
            Less--Net unamortized discounts...............................         20     92,750
                                                                            ---------  ---------
              Total.......................................................             $  98,166
                                                                                       ---------
                                                                                       ---------

---------
(1)  See also Notes to Financial Statements--Note D.

    The Bank's policy is to diversify the markets for its securities by offering them to private and governmental buyers in as many markets as offer terms acceptable to the Bank. As of December 31, 1996, the Bank's borrowings were denominated in 23 currencies or currency units. During the five fiscal years 1992 through 1996, the Bank sold its securities to underwriters or other nongovernmental purchasers in the markets of approximately 25 countries and borrowed directly from official sources in more than 90 countries. Official sources are governments, central banks and other governmental institutions.

    The Bank undertakes fixed rate and variable rate medium- and long-term borrowings as well as short-term borrowings. Current policy guidelines established by the Bank's Executive Directors provide that the total amount of short-term borrowings should not exceed 10% of the Bank's total debt outstanding. As of December 31, 1996, the Bank's short-term borrowings outstanding aggregated $5.4 billion (5.5% of total debt), of which $2.4 billion was placed directly with official sources.

    In connection with its borrowing and liability management operations, the Bank also undertakes a substantial volume of currency and interest rate swap transactions. To achieve the desired currency and interest rate composition of its funding, the Bank compares the cost of direct borrowings in the desired currencies on a fixed or floating rate basis with the cost of obtaining the same result through swap-related borrowings. The Bank normally will use borrowings coupled with currency swaps and/or interest rate swaps where a threshold level of cost savings can be obtained as compared to direct borrowings. As of December 31, 1996, the principal amount payable under outstanding currency swap transactions aggregated $23.1 billion and the notional principal amount of outstanding interest rate swap transactions aggregated $33.7 billion.

    With respect to the Bank's medium- and long-term borrowings, the following table shows (a) the total amount of such borrowings and net borrowings during the fiscal years 1994 through 1996 and the six months ended December 31, 1996,
(b) the maturity structure of these borrowings outstanding as of December 31, 1996 and (c) the average life of these borrowings at the end of these periods.

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS
                      NET MEDIUM- AND LONG-TERM BORROWINGS

                                                                SIX MONTHS ENDED    FISCAL YEARS ENDED JUNE 30,
                                                                  DECEMBER 31,    -------------------------------
                                                                      1996          1996       1995       1994
                                                                ----------------  ---------  ---------  ---------
Total Borrowings..............................................     $   11,212     $  10,394  $  10,880  $   8,175
Less:
  Prepayments.................................................            552           221        661      1,155
  Maturities..................................................          6,419         9,922     10,916      7,967
                                                                      -------     ---------  ---------  ---------
    Net Borrowings............................................     $    4,241     $     251  $    (697) $    (947)
                                                                      -------     ---------  ---------  ---------
                                                                      -------     ---------  ---------  ---------

                             MATURITY STRUCTURE (1)
                            AS OF DECEMBER 31, 1996

Not more than 5 years..............................................................  $  56,571
More than 5 but not more than 10 years.............................................     26,153
More than 10 years.................................................................      9,184
                                                                                     ---------
    Total..........................................................................  $  91,908
                                                                                     ---------
                                                                                     ---------

                              AVERAGE LIFE (YEARS)

                                                                                    AS OF             AS OF JUNE 30,
                                                                                DECEMBER 31,     ------------------------
                                                                                    1996            1996         1995
                                                                              -----------------     -----        -----
Total Borrowings Outstanding................................................            5.3              5.3          5.6


                                                                                 1994
                                                                                 -----
Total Borrowings Outstanding................................................          5.9

---------
(1) For a more detailed description of the maturity structure of medium- and long-term borrowings outstanding, see Notes to Financial Statements--Note D.

    Under the Articles, the Bank may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

    From time to time, the Bank may purchase its outstanding securities both during the period of distribution of any of its securities and thereafter. Such purchases may be made in open market or individually negotiated transactions.

STATEMENTS OF INCOME

    Following are the statements of income relating to the operations of the Bank for the six-month periods ended December 31, 1996 and 1995 and the five fiscal years ended June 30, 1996. The statements should be read in conjunction with the other financial statements and the related notes. (See Index to Financial Statements.)

                                                                          SIX MONTHS
                                                                            ENDED
                                                                         DECEMBER 31,        FISCAL YEARS ENDED JUNE 30,
                                                                        --------------  --------------------------------------
                                                                         1996    1995    1996    1995    1994    1993    1992
                                                                        ------  ------  ------  ------  ------  ------  ------
                                                                                EXPRESSED IN MILLIONS OF U.S. DOLLARS
INCOME
  Income from loans:
    Interest..........................................................  $3,741  $4,035  $7,804  $8,069  $7,707  $7,957  $7,773
    Commitment charges................................................      58      60     118     118     115     124     115
  Income from investments:
    Trading
      Interest........................................................     327     388     673     881     827   1,079   1,360
      Net gains/(losses)
        Realized......................................................      48      65      31     (23)    (29)    170     141
        Unrealized....................................................     (36)    (29)    (83)    168    (127)     19     114
    Held-to-maturity
      Interest........................................................      51      51     100      78      --      --      --
  Income from securities purchased under resale
   agreements.........................................................      38      38      66      61      86      84     148
  Other income........................................................       5       7      11      10      11       9      12
                                                                        ------  ------  ------  ------  ------  ------  ------
      Total Income....................................................   4,232   4,615   8,720   9,362   8,590   9,442   9,663
                                                                        ------  ------  ------  ------  ------  ------  ------
EXPENSES
  Borrowing expenses:
    Interest (1)......................................................   3,028   3,352   6,455   6,832   6,539   6,645   6,645
    Prepayment costs..................................................      13       1       9       7      31      60      41
    Amortization of issuance costs and other borrowing
     costs............................................................      44      53     106     105      76     157     170
  Interest on securities sold under agreements to repurchase and
   payable for cash collateral received...............................      26      40      67      83      46      81     127
  Administrative expenses (2).........................................     343     379     733     842     731     679     612
  Provision for loan losses...........................................      39      31      42      12      --     578     353
  Other expenses......................................................       4       4       8       8       6       6       6
                                                                        ------  ------  ------  ------  ------  ------  ------
      Total Expenses..................................................   3,497   3,860   7,420   7,889   7,429   8,206   7,954
                                                                        ------  ------  ------  ------  ------  ------  ------
OPERATING INCOME......................................................     735     755   1,300   1,473   1,161   1,236   1,709
  Less contributions to special programs (3)..........................      60      87     113     119     110     106      64
                                                                        ------  ------  ------  ------  ------  ------  ------
NET INCOME (4)........................................................  $  675  $  668  $1,187  $1,354  $1,051  $1,130  $1,645
                                                                        ------  ------  ------  ------  ------  ------  ------
                                                                        ------  ------  ------  ------  ------  ------  ------

-------------

(1) Net of $229 million--December 31, 1996, $70 million--December 31, 1995, $170 million--June 30, 1996, $157 million--June 30, 1995, $234 million--June 30, 1994, $367 million--June 30, 1993, $483 million--June 30, 1992, reflecting a reduction of costs resulting from swaps.

(2) The administrative expenses shown are net of the management fee charged to IDA, the allocated charges to IFC and MIGA and reimbursements from other cost-sharing arrangements as follows (in millions):

                                                       SIX MONTHS
                                                         ENDED
                                                      DECEMBER 31,                   FISCAL YEARS ENDED JUNE 30,
                                                  --------------------  -----------------------------------------------------
                                                    1996       1995       1996       1995       1994       1993       1992
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Management fee..................................  $     244  $     256  $     508  $     571  $     545  $     467  $     395
Allocated Charges...............................         12         11         23         22         22         21         21
Reimbursements from other cost-sharing
 arrangements...................................         40         39         79         89         85         74         80

(3) Contributions to special programs represent grants for agricultural research, the control of onchocerciasis and other developmental activities.

(4) On August 1, 1996, the Executive Directors allocated $250 million of the Net Income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the HIPC Debt Initiative Trust Fund (the HIPC Trust Fund) or other arrangements in support of the Heavily Indebted Poor Countries
     (HIPC) Debt Initiative when other creditors of the eligible beneficiary countries are determined by the Bank to have agreed to meet their share of the costs envisaged within the framework of the Initiative. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

    The Bank has earned a profit in each year since 1947. Profitability depends principally on the cost of the Bank's borrowings, the amount of paid-in capital and retained earnings available for lending and investment, the level of interest and other charges earned on the Bank's loans, the timely receipt of interest and other charges and the rate of return earned on its liquid assets. During the fiscal year ended June 30, 1996, the average cost of borrowings and other funds available was 5.15%, and the return on average earning assets was 6.62%. During the six months ended December 31, 1996, such cost and return (annualized) were 4.97% and 6.62%, respectively. (See page 16, "Return on Average Earning Assets and Cost of Funds".) Net income as a percentage of average earning assets was 1.06% (annualized) for the six months ended December 31, 1996 and 0.91% for the fiscal year ended June 30, 1996. These matters are described elsewhere in this Information Statement.

    On August 1, 1996, the Executive Directors approved a target reserves-to-loans ratio of 14.0% for fiscal year-end 1997, a target range for that ratio of 13% to 15% for fiscal years 1997 and 1998, and the maintenance of additional reserves of 1% of outstanding fixed rate single currency loans at the end of fiscal year 1997. The reserves-to-loans ratio on this basis at June 30, 1996 equaled 14.1%. The target ratio is subject to annual review. For allocations to General Reserve, see page 9, "Statement of Income", note (4).

    On March 31, 1997, the Bank's Executive Directors approved a medium-term framework for the Bank's future direction and resource needs, to enable it to increase its development impact in a cost-effective manner. The net costs of the initiative, together with associated staff redundancy costs, estimated at about $205 million (in 1997 dollars), are expected to be phased over a period of four fiscal years starting with fiscal year 1997.

                             OPERATIONS OF THE BANK

LOAN OPERATIONS AND LENDING POLICY

    From its establishment to December 31, 1996, the Bank had approved loans in the aggregate amount of $292.6 billion to finance projects or programs in 128 countries, including loans to IFC. (See "Affiliated Organizations--IFC".) The loans held by the Bank (including loans approved but not yet effective) as of December 31, 1996 totaled $159.7 billion, of which $108.6 billion was disbursed and $51.1 billion was undisbursed. Cumulative loan repayments as of December 31, 1996, based on exchange rates at the time of disbursement, were $105.7 billion.

    Under the Articles as applied, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to an amount exceeding 100% of the sum of subscribed capital, reserves and surplus. As of December 31, 1996, such total amount was $108.7 billion, or 54.8% of such sum. The Bank's Executive Directors have issued guidelines pursuant to which all guarantees issued by the Bank will be counted towards such total amount at the time they may first become callable irrespective of the likelihood of an actual call.

    In March 1991, the Executive Directors decided that discussions on an additional capital increase would be initiated if the Bank's lending commitments during any fiscal year reach 80% of the sustainable level of lending (the commitment level that in the Bank's judgment could be sustained by it without the need for additional capital). The Bank's lending commitments for the fiscal year ended June 30, 1996 were $14.7 billion, or 49.5% of the sustainable level of lending.

    The Bank's lending operations have conformed generally to five principles derived from the Articles. These principles, taken together, seek to ensure that Bank loans are made in member countries for financially and economically sound purposes to which those countries have assigned high priority and that funds lent are utilized as intended. The five principles are:

       (a) The Bank makes loans either to members or governmental authorities or private enterprises in the territories of member countries. A loan which is not made directly to the member in whose territories the project being financed is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to the Bank. A guarantee by the member itself has been obtained in all such cases to date. (See, however, "Affiliated Organizations--IFC".)

       (b) The Bank's loans are designed to promote the use of resources for productive purposes in its member countries. The Bank does not make loans which, in its opinion, cannot be justified on economic grounds.

       (c) In making loans, the Bank must act prudently and pay due regard to the prospects of repayment. Before making a loan, the Bank studies, among other things, a country's economic structure and makes an assessment of the country's natural resources, the state of its basic infrastructure, industry and agriculture, the quality of its public administration, its trade patterns and its balance of payments position. In addition, on the basis of information supplied by the country, the Bank estimates the country's existing and prospective debt service obligations and assesses its ability to generate sufficient foreign exchange to meet them.

       (d) The Bank must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements) the borrower would be unable to obtain financing under conditions which, in the opinion of the Bank, are reasonable for the borrower. The Bank is intended to promote private investment, not to compete with it.

       (e) The use of loan proceeds is supervised. The Bank makes arrangements to ensure that funds lent are used only for authorized purposes with due attention to considerations of economy and efficiency. This policy is enforced primarily by requiring borrowers (i) to submit documentation establishing, to the Bank's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (ii) to procure goods and services through procedures, including international competitive bidding, which the Bank judges to be likely to lead to cost-efficient procurement.

    Within the scope permitted by the Articles, these policies must necessarily be developed and adjusted in the light of experience and changing conditions.

    Until recently the Bank had been using an internal guideline, flexibly applied, to determine the ceiling for its lending to individual countries. On January 28, 1997, the Bank's Executive Directors approved a new approach to portfolio concentration under which the Bank's exposure to its largest borrowing country will be restricted to the lower of an equitable access limit or a concentration risk limit.

    The equitable access limit will be equal to 10% of the Bank's subscribed capital, reserves and unallocated surplus. The concentration risk limit will be based on the adequacy of the Bank's equity capital (usable paid-in capital, reserves and unallocated surplus) relative to its exposure to its largest borrowing country. The concentration risk limit will be set taking into account not only current exposure but also that projected over the ensuing three- to five-year period. It will be determined by the Executive Directors each year at the time (typically in late July or August) they consider the Bank's reserves adequacy and the allocation of the Bank's net income for the preceding fiscal year. For the next several years, the concentration risk limit is expected to be substantially lower than the equitable access limit (about $19.9 billion as of December 31, 1996). The Bank's exposure to its largest borrowing country as of December 31, 1996 was $13.1 billion, including the present value of callable guarantees.

    The Bank does not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. In addition, in March 1996, based on a precedent established by the Bank in 1975 after Bangladesh became independent from Pakistan, the Bank's Executive Directors authorized the Bank in the special case of Bosnia and Herzegovina to enter into an agreement with that country with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia (SFRY) for which Bosnia and Herzegovina accepts liability. The Bank's Executive Directors required agreement on a plan to this effect as a condition to Bosnia and Herzegovina's membership in the Bank. In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through the extension of three new loans by the Bank consolidating all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. All three consolidation loans have a final maturity of 30 years, which includes a five-year grace period. The assumed loans had final maturity dates ranging from 1992 to 2001.

    The Bank's special treatment of the case of Bosnia and Herzegovina was based on the following criteria: the country has emerged from a current or former member of the Bank; it is assuming responsibility for a share of the debt of such member; because of a major armed conflict in its territory involving extensive destruction of physical assets, it has limited creditworthiness for servicing the debt it is assuming; and a refinancing/rescheduling would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. The Bank does not believe any countries other than Bosnia and Herzegovina meet such criteria at present.

    The Bank keeps under continuous review the creditworthiness of its member countries which have obligations to the Bank as borrowers and adjusts its overall country programs and lending operations to reflect the results of these reviews. The poorer countries, which have the least flexibility to adapt to adverse conditions, borrow mainly from IDA. (See "Affiliated Organizations--IDA".) IDA was established in 1960, as a separate and distinct entity for whose obligations the Bank is not liable, to provide funds on highly concessionary terms to these countries.

    Under an IDA program established in September 1988, supplementary IDA credits are provided to countries that are no longer able to borrow on Bank terms, have outstanding Bank loans approved prior to that date and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to IDA-eligible countries that meet specific conditions, in proportion to each country's interest payments due that year on such Bank loans. Country eligibility requirements include not being more than 60 days overdue on debt-service payments to the Bank and not having had a Bank loan approved within the last twelve months. As of December 31, 1996, IDA had approved credits of $1,530 million under this program from its inception, of which $1,391 million had been disbursed and is outstanding.

    The Bank and the IMF have endorsed an initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that reform efforts of these countries will not be put at risk by continued high external debt burdens. Under the initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period in order to bring their debt service burdens to sustainable levels.

    On October 3, 1996, the Board of Governors approved the transfer from surplus, by way of grant, of amounts up to $500 million to the HIPC Trust Fund, when other creditors of the eligible beneficiary countries are determined by the Bank to have agreed to meet their share of the costs envisaged within the framework of the Initiative. The HIPC Trust Fund was established on November 7, 1996. The HIPC Trust Fund will help beneficiaries service their debt, including IDA debt. IDA also may make selective use of grants in the future for this purpose in place of normal development credits. For certain countries that have unusually heavy debt service to the Bank but that are not expected to require enhanced debt relief to achieve debt sustainability, IDA may also consider providing supplemental IDA credits as a proportion of such Bank debt service, provided the countries meet certain policy performance criteria.

    The standard conditions applicable to the Bank's loan agreements include a negative pledge clause that generally prohibits borrowers from creating liens or priorities on public assets unless the Bank is equally and ratably secured. Waivers of the negative pledge clause may be considered by the Bank on a case-by-case basis. Since 1990, a limited waiver has been granted in connection with the use of Bank resources by several member countries to support commercial debt and debt-service reduction operations.

    In December 1993, the Bank's Executive Directors approved a temporary waiver of the negative pledge clause to be made available on a country-by-country basis for new loans to eligible member countries in transition from command to market economies, in order to enable such countries to enter into financial relationships with private lenders. The waiver applies to countries approved as eligible by the Executive Directors based on the fulfillment of several criteria, including at least 75% of the country's income producing assets being in the public sector. A waiver is granted for an initial period of two years, with a possible extension for a further two-year period upon review by the Executive Directors by the end of the first year. The waiver applies only to new project financings that meet specified conditions, including that liens secure repayment of external debt under loans with original maturities of not less than five years. One country--Uzbekistan--is currently eligible for such a waiver. The Russian Federation and Kazakstan also were approved for two-year waivers that expired in December 1995 and May 1996, respectively.

PROJECT LENDING

    The process of identifying and appraising a project, and of approving and disbursing a project loan, often extends over seven to ten years. It takes, on average, more than two years to identify and appraise a project before it is presented to the Bank's Executive Directors for loan approval. The appraisal of projects is carried out by the Bank's operational staff (engineers, other sector specialists and financial analysts), economists and country specialists. After approval of the loan agreement and any associated agreements

(such as a guarantee agreement), an additional period averaging eight months elapses before the Bank declares the loan agreement effective. Loan effectiveness depends on the satisfaction of legal requirements designed to ensure that domestic loan approval or ratification requirements have been met and, in some cases, the fulfillment of other conditions concerning the efficient implementation of the project. Since loan disbursements under project loans are made on the basis of project expenditures, the disbursement period frequently extends over six to nine years. During this period of project implementation, Bank staff with experience in the sector or the country involved periodically visit project sites to review progress, to monitor compliance with the Bank's policies and to assist in resolving any problems which may arise. Subsequent to completion, the project is evaluated to determine the extent to which productivity and other goals were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of Bank structural and sectoral adjustment and other non-project loans, but such loans are usually disbursed more quickly than project loans.

    A summary statement of the Bank's loans as of December 31, 1996 is set forth in Financial Statements--Summary Statement of Loans. A breakdown by sector of the Bank's total loans outstanding as of December 31, 1996 and loans approved in the six months ended December 31, 1996 and in each of the last three fiscal years is as follows (in millions):

                                                               TOTAL LOANS
                                                              OUTSTANDING AS
                                                               OF DECEMBER
                                                                   31,
SECTORS                                                            1996
------------------------------------------------------------  --------------
Agriculture.................................................  $ 14,971   14%
Education...................................................     4,806    4
Electric Power and Other Energy.............................    14,762   14
Environment.................................................       856    1
Finance.....................................................    13,168   12
Industry....................................................     5,908    5
Mining and Other Extractive.................................     1,585    1
Multi-Sector................................................    17,793   16
Oil and Gas.................................................     4,787    4
Population, Health and Nutrition............................     1,803    2
Public Sector Management....................................     3,621    3
Social......................................................       627    1
Telecommunications and Informatics..........................     1,323    1
Transportation..............................................    13,059   12
Urban Development...........................................     5,338    5
Water Supply and Sanitation.................................     3,485    4
                                                              --------  ----
Total (1)**.................................................  $107,890  100%
                                                              --------  ----
                                                              --------  ----

                                                                                     LOANS APPROVED
                                                              ------------------------------------------------------------

                                                               SIX MONTHS
                                                                 ENDED                FISCAL YEARS ENDED JUNE 30,
                                                              DECEMBER 31,   ---------------------------------------------
SECTORS                                                           1996           1996            1995            1994
------------------------------------------------------------  ------------   -------------   -------------   -------------
Agriculture.................................................  $  700   12%   $ 1,161    8%   $ 1,171    7%   $ 2,194   15%
Education...................................................     427    7        921    6      1,281    7      1,500   11
Electric Power and Other Energy.............................     482    8      2,899   20      1,803   11      1,613   11
Environment.................................................      --   --        348    2        557    3        680    5
Finance.....................................................     674   12      1,199    8      2,935   17      1,094    8
Industry....................................................      60    1        217    2        175    1        375    2
Mining and Other Extractive.................................     300    5        571    4         --   --         14    *
Multi-Sector................................................     312    5        906    6      2,295   14        606    4
Oil and Gas.................................................     114    2         30    *        462    3        957    7
Population, Health and Nutrition............................      50    1      1,495   11        451    3        366    3
Public Sector Management....................................     472    8      1,036    7        636    4        378    3
Social......................................................     197    3        240    2        597    3        130    1
Telecommunications and Informatics..........................      --   --         35    *        325    2        405    3
Transportation..............................................   1,360   24      2,237   15      2,027   12      2,203   15
Urban Development...........................................     355    6        632    4      1,466    9        857    6
Water Supply and Sanitation.................................     237    4        729    5        672    4        872    6
                                                              ------  ----   -------  ----   -------  ----   -------  ----
Total (1)**.................................................  $5,739  100%   $14,656  100%   $16,853  100%   $14,244  100%
                                                              ------  ----   -------  ----   -------  ----   -------  ----
                                                              ------  ----   -------  ----   -------  ----   -------  ----

-------------

(1)  Excludes loans to the IFC.

 *   Indicates amounts less than 0.5%.

**   May differ from sum of individual figures shown because of rounding.

ADJUSTMENT AND DEBT REDUCTION LENDING

    Most Bank loans are for specific projects. In addition to relying on the development impact of these projects, the Bank makes structural adjustment and sectoral adjustment loans to member countries. These loans are designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Structural adjustment loans support general reforms of policies and institutions, while sectoral adjustment loans are made to achieve structural adjustment for a particular sector. Changes supported through adjustment efforts normally include a greater reliance on market forces, reduction of government price interventions and subsidies, limitation on the role of the public sector in industrial and agricultural production, improvement in the business environment, greater reliance on the private sector, and a more open trading system to stimulate competition and improve resource allocation.

    Current operating guidelines in this area provide that such loans will not exceed 25% of Bank lending by a significant amount in any fiscal year without a reexamination of this area by the Bank's Executive Directors. In any single fiscal year, however, developments in the Bank's lending program can have an impact on this figure.

    A breakdown of the Bank's adjustment lending approved in the six months ended December 31, 1996 and in each of the last three fiscal years is as follows (in millions):

                                                   SIX MONTHS
                                                      ENDED                 AS A
                                                  DECEMBER 31,           % OF TOTAL
INSTRUMENT                                            1996                 LOANS
---------------------------------------------  -------------------   ------------------
Rehabilitation loans (1).....................     $          30                   1
Sectoral adjustment loans....................               820                  14
Structural adjustment loans..................               515                   9
                                                         ------                 ---
    Total....................................     $       1,365                  24
                                                         ------                 ---
                                                         ------                 ---

                                                                           FISCAL YEARS ENDED JUNE 30,
                                               ------------------------------------------------------------------------------------

                                                              AS A                         AS A                         AS A

                                                           % OF TOTAL                   % OF TOTAL                   % OF TOTAL

INSTRUMENT                                      1996         LOANS           1995         LOANS           1994         LOANS

---------------------------------------------  ------  ------------------   ------  ------------------   ------  ------------------

Rehabilitation loans (1).....................  $   --              --       $1,260               7       $  360               3

Sectoral adjustment loans....................   2,450              17        1,230               7          160               1

Structural adjustment loans..................     350               2        1,390               8          350               2

                                               ------             ---       ------             ---       ------             ---

    Total....................................  $2,800              19       $3,880              22       $  870               6

                                               ------             ---       ------             ---       ------             ---

                                               ------             ---       ------             ---       ------             ---


------------
(1) Representing loans that have provided support for economic adjustment of transition economies.

    In May 1989, the Executive Directors of the Bank approved guidelines governing the use of Bank resources to support reduction of commercial debt and debt service by the Bank's developing member countries. Under these guidelines, the Bank provides support for debt and debt service reduction to developing member countries which have a large external debt burden and which (a) have adopted a medium-term adjustment program satisfactory to the Bank, (b) demonstrate a clear need for debt or debt service reduction to achieve their medium-term objectives and (c) have developed a financing plan showing significant benefits from debt reduction, with resulting material enhancement of their development prospects.

    In support of such debt reduction operations, Bank funds are made available over an approximately three-year period on customary Bank terms, with the borrower using the proceeds for approved debt reduction and credit enhancement programs. For each eligible country, the Bank supports principal reduction by setting aside approximately 25% of the country's existing adjustment lending program over the relevant three-year period, or 10% of its overall lending program for such period where the Bank is concentrating on investment lending and there is little adjustment lending to such country. These set-asides for principal reduction are a part of the Bank's existing lending program. The guidelines also contemplate Bank support for interest relief by providing additional resources of up to 15% of the country's overall three-year lending program. This 15% limit can be exceeded, in special circumstances, if the excess amounts are deducted from the country's lending program so there is no further increase in the Bank's net commitment. Guarantees are not used for principal or interest relief, absent exceptional circumstances providing strong justification for such use.

    The guidelines indicate that additional Bank exposure in connection with debt and debt service reduction may not exceed $6 billion. As of December 31, 1996, the Bank had approved loans for debt and debt service reduction totaling $2.5 billion. The Bank did not make any new lending commitments for this purpose in the six months ended December 31, 1996. In the fiscal year ended June 30, 1996, the Bank's commitment for this purpose was $30 million ($375 million--June 30, 1995).

LOAN PRODUCTS AND CHARGES; GUARANTEES

    The Bank provides loans and guarantees. The Bank offers three types of loans: currency pool loans, fixed-rate single currency loans and floating-rate single currency loans. Single currency loans were first offered in 1993 as a pilot program and, since May 1995, have been available as a standard product. All loans carry a multi-year grace period and thereafter amortize over a period that in most cases ranges from 12 to 20 years.

    CURRENCY POOL LOANS. The currency composition of currency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Bank's Executive Directors in 1989 and confirmed in June 1996, at least 90% of this pool is in fixed currency ratios of one U.S. dollar to 125 Japanese yen to two Deutsche mark equivalent. These targeted currency ratios are next expected to be reviewed by the Executive Directors in 2001.

    The lending rate on these loans is variable, adjusted every six months to reflect the semester-average interest cost of outstanding borrowings allocated to fund these loans, weighted by the composition of the currency pool. The Bank adds its standard spread of 1/2 of 1% to that average interest cost.

    As of December 31, 1996, $93,251 million of disbursed and outstanding loans and $38,379 million of undisbursed loans carried these terms. For interest payment periods commencing in the six months ending June 30, 1997, the applicable lending rate is 6.70%.

    SINGLE CURRENCY LOANS. The Bank currently offers single currency loans in U.S. dollars, Japanese yen, Deutsche mark, French francs, pounds sterling, Swiss francs and Netherlands guilders and will consider borrower requests for such loans in other currencies. Access to single currency loans is available to all Bank borrowers in a member country, provided that: (a) such member country has converted all its currency pool loans that were subject to a variable interest rate formula in effect from 1982 to 1989 to the variable interest rate formula established in 1989 or to single currency pool terms (see below) and (b) an individual borrower, if not the member country, has converted such currency pool loans to such 1989 variable interest rate formula or to single currency pool terms. As of December 31, 1996, there was $1,384 million of such loans outstanding that had not been authorized for conversion.

    Fixed-rate single currency loans carry a lending rate that is set on semi-annual rate fixing dates and that applies to all amounts disbursed during the preceding six months. The lending rate is comprised of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of (a) the Bank's funding cost margin relative to the base rate for these loans, (b) a risk premium to compensate the Bank for market risks it incurs in funding these loans and (c) the Bank's standard spread of 1/2 of 1%. As of December 31, 1996, $2,050 million in fixed rate single currency loans in U.S. dollars and French francs was disbursed and outstanding; $2,767 million was undisbursed.

    Floating-rate single currency loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is the prevailing six month interbank offered rate for the applicable currency on the loan's rate reset date, plus a spread. The spread consists of (a) the Bank's average cost margin for funding allocated to these loans relative to the base rate, plus (b) the Bank's standard spread of 1/2 of 1%. As of December 31, 1996, $2,761 million in floating-rate single currency loans in U.S. dollars, French francs and Deutsche mark was disbursed and outstanding; $9,777 million was undisbursed.

    In addition to its other loan products, the Bank since September 1996 has offered its borrowers the option to convert undisbursed currency pool loan amounts to single currency loan terms. Further, borrowers have the option to convert disbursed and undisbursed currency pool loan amounts to new single currency pool terms. Borrowers selecting single currency pool terms have their choice of four different pools (U.S. dollars, Japanese yen, Deutsche mark or Swiss francs). Conversion to single currency pool terms will be implemented on one of three conversion dates--July 1, 1997, January 1, 1998 or July 1, 1998--depending upon when the conversion request is approved by the Bank. Each single currency pool will be a multi-currency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. At February 28, 1997, $2,490 million of undisbursed currency pool loans had been converted to single currency loan terms and $569 million of disbursed and outstanding currency pool loans had been approved for conversion to single currency pool terms on July 1, 1997.

GUARANTEES

    The Bank issues partial guarantees as a catalyst to support debt financing from private investors. Such guarantees may be for a part of the debt financing (partial credit guarantees) or may cover specific risks of non-performance of sovereign contractual obligations in respect of a private sector project financed by such debt (partial risk guarantees). Any payments made by the Bank under a called guarantee would result in a repayment obligation to the Bank from the relevant member country. As of December 31, 1996, the Bank's exposure on its guarantees (i.e., the present value in terms of their first call date) was $1,145 million; the face value of such guarantees was $1,604 million, of which $150 million was subject to call.

CHARGES ON LOANS AND GUARANTEES

    The Bank does not differentiate among borrowers with respect to the spread of 1/2 of 1% it charges on its outstanding loans. In addition, all loans carry a commitment charge of 3/4 of 1% per annum on undisbursed amounts.

    On August 1, 1996, the Executive Directors approved a one-year waiver of 25 basis points of interest owed by all eligible borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver was in effect for the fiscal year ended June 30, 1996. Also on August 1, 1996, the Executive Directors approved a one-year waiver of 50 basis points of the commitment charge owed on undisbursed portions of loans made to or guaranteed by members. A borrower is eligible for an interest waiver if it has serviced all Bank loans within 30 days of due dates that occurred during the six months preceding the waiver date. The Bank currently collects a fee of 25 basis points on the exposure on guarantees.

RETURN ON AVERAGE EARNING ASSETS AND COST OF FUNDS

    For the six months ended December 31, 1996 and the fiscal years 1994 through 1996, the average interest rate on the Bank's loans, the return on average earning assets and the average cost of the Bank's borrowings and other funds were as follows:

                                                                               SIX MONTHS       FISCAL YEARS ENDED JUNE 30,
                                                                                  ENDED
                                                                              DECEMBER 31,    -------------------------------
                                                                                  1996          1996       1995       1994
                                                                             ---------------  ---------  ---------  ---------
Average interest rate on:

  All disbursed and outstanding loans during the fiscal year (1)...........          6.71%         6.81%      7.02%      7.34%
Return on:
  Average loans disbursed and outstanding (2)..............................          6.87          6.92       7.12       7.45
  Average earning assets (3)...............................................          6.62          6.62       6.94       6.82
Average cost (after swaps) of:
  New medium- and long-term borrowings drawn down during the fiscal year...          4.56          5.28       6.31       4.99
    Fixed rate borrowings..................................................          2.12          5.73       6.32       5.03
    Variable rate borrowings...............................................          5.11          4.69       5.92       3.12
  Total borrowings outstanding during the fiscal year (4)..................          6.24          6.44       6.62       6.74
  Total borrowings and other funds available during the fiscal year (5)....          4.97          5.15       5.35       5.49

---------

(1)  Computed on the basis of month-end amounts.

(2) Interest on disbursed and outstanding loans and commitment charges on undisbursed loans, expressed as a percentage of disbursed and outstanding loans (computed on the basis of month-end amounts).

(3) Interest, net realized gains or losses and other income (net) on liquid investments and securities loans, interest on disbursed and outstanding loans, and commitment charges on undisbursed loans as a percentage of average liquid investments (see "Liquid Assets and Liquidity Policy") and of average disbursed and outstanding loans (computed on the basis of month-end amounts).

(4) Interest expense (net of income from currency swaps), including net amortization of discounts, premiums and issuance and other costs, as a percentage of average borrowings outstanding (computed on the basis of month-end amounts).

(5) Interest expense (net of income from currency swaps), including net amortization of discounts, premiums and issuance and other expenses, as a percentage of average total funds available to the Bank (computed on the basis of month-end amounts). Total funds as of December 31, 1996 were: borrowed funds, including net payable for currency swaps ($98.2 billion), capital available for lending ($7.9 billion), retained earnings ($16.2 billion) and cumulative translation adjustment ($0.6 billion).

MATURITY STRUCTURE OF LOANS

    The average life of loans outstanding was 5.3 years as of December 31, 1996,
5.4 years as of June 30, 1996 and 5.3 years as of June 30, 1995 and 1994. As of December 31, 1996, the maturity structure of the Bank's outstanding loans was as follows (in millions):

Not more than 5 years.............................................  $  56,836
More than 5 but not more than 10 years............................     37,760
More than 10 years................................................     13,983
                                                                    ---------
    Total (1).....................................................  $ 108,579
                                                                    ---------
                                                                    ---------

---------
(1) For a more detailed description of the maturity structure of loans, see Notes to Financial Statements--Note C.

OVERDUE AND NON-PERFORMING LOANS

    It is the Bank's policy that if a payment of principal, interest or other charges with respect to a Bank loan or IDA credit becomes 30 days overdue, no new loans to the borrower, or to any other borrower in that member country if the member country is the borrower, will be presented to the Bank's Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payments become 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. As of the date hereof, no Bank loan, other than those in nonaccrual status, was subject to suspension of disbursements.

    It is the policy of the Bank to place in nonaccrual status all loans made to or guaranteed by a member of the Bank, if principal, interest or other charges with respect to any such loan are overdue by more than six months, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank.

    In connection with the Bosnia and Herzegovina arrears clearance plan referred to on page 11, the Bank has decided that loans to that country will remain in nonaccrual status until a suitable period of payment performance under its new consolidation loans has elapsed. Consequently, as a matter of financial policy, if a Bank member with nonaccruing loans refinances/reschedules those loans so that no amounts remain overdue or if collectibility risk is considered to be particularly high at the time of arrears clearance, its loans will not automatically emerge from nonaccrual status, even though its eligibility for new loans would have been restored. The previously overdue interest and other charges would not be recognized in income in the period the refinancing/rescheduling occurs, but rather would be deferred until the country's loans emerged from nonaccrual status, at which time the Bank would determine how the income would be recognized. (See Notes to the Financial Statements--Loans).

    The Bank determines the loan loss provision based on an assessment of collectibility risk in the total loan portfolio, including loans in nonaccrual status. As of December 31, 1996, the accumulated loan loss provision was $3,290 million (approximately 3.0% of the overall portfolio). For the fiscal year ending June 30, 1997, the accumulated loan loss provision will be maintained at approximately three percent of the sum of total loans outstanding plus the present value of callable guarantees. The adequacy of the provisioning rate and the accumulated provision for loan losses will be reviewed before the end of the fiscal year and as circumstances warrant.

    As of December 31, 1996, loans made to or guaranteed by six member countries of the Bank (Bosnia and Herzegovina, Iraq, Liberia, Sudan, Syrian Arab Republic and Zaire) and one other country--the Federal Republic of Yugoslavia (Serbia and Montenegro)--were in nonaccrual status. The aggregate principal balance outstanding in respect of these loans was $2,437 million, of which $1,279 million was overdue. As of such date, overdue interest and other charges in respect of these loans totaled $856 million

($808 million--June 30, 1996, $864 million--June 30, 1995, $628 million--June
30, 1994), of which $80 million ($188 million--June 30, 1996, $156 million--June 30, 1995, $149 million--June 30, 1994) had been excluded from net income for the six months ended December 31, 1996.

    In February 1993, the Bank's Executive Directors decided that the Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of the Bank and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) were authorized to succeed to the SFRY's membership when certain requirements were met, including entering into a final agreement with the Bank on the Bank's loans made to or guaranteed by the SFRY which the particular successor Republic assumed.

    Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have since become members of the Bank. With respect to the FRY, in February 1993 the Bank reached an agreement with that Republic for the apportionment and service of debt due to the Bank on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and the Bank pertaining, among other things, to such loans. As of December 31, 1996, no debt service payments had been received by the Bank from the FRY. (See Notes to Financial Statements--Notes A and C).

    The Bank has never written off any of its outstanding loans and retains the expectation that each of its loans will be repaid and, consequently, has no expectation of writing off outstanding loans in the future. The Bank maintains a dialogue with every borrower whose loans experience significant payment delays, including each of the members whose loans are in nonaccrual status. For details concerning Bank loans in nonaccrual status and provisions for losses on loans as of December 31, 1996, see Notes to Financial Statements-- Note C.

    In April 1991, the Bank's Executive Directors adopted a policy to assist members with protracted arrears to the Bank in mobilizing sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, the Bank will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that (a) agree to and implement a medium-term, growth-oriented structural adjustment program agreed with the Bank, (b) undertake a stabilization program endorsed by the IMF, or supported by the IMF, where the member has significant arrears to the IMF, (c) agree to a financing plan to clear arrears fully to the Bank in the context of the structural adjustment program and (d) make debt service payments on a current basis on Bank loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to the Bank have been fully cleared. An exception was made in the case of Peru, permitting Bank loans to be signed prior to full arrears clearance in March 1993 so that the loans could be submitted to the Peruvian Congress for approval in accordance with Peruvian law.

OTHER ACTIVITIES

    In addition to its financial operations, the Bank has furnished technical assistance to its member countries, both in connection with and independently of loan operations. Such assistance has taken a variety of forms, including the assignment of qualified technicians to survey development possibilities of member countries, to analyze their fiscal and economic problems, to assist member countries in drawing up development programs, to appraise projects suitable for investment and to assist member countries in improving their asset and liability management techniques. To assist the developing countries, the Bank has also established an Economic Development Institute, which provides courses and other training activities regarding economic policy, development and administration for selected groups of government officials, and has made contributions for research and other developmental activities. (See page 9, "Statements of Income", note (3).) Furthermore, the Bank has on a number of occasions, at the request of members concerned, lent its good offices in connection with the settlement of international economic and financial problems.

LIQUID ASSETS AND LIQUIDITY POLICY

    Under its current liquidity policy, the Bank targets fiscal year-end liquid holdings of at least 45% of its projected net cash requirements for the succeeding three years. The purpose of this liquidity policy is to enable the Bank to forgo new borrowings from time to time when costs and available maturities are considered inappropriate. As of December 31, 1996, the Bank's cash and liquid investments amounted to $16.9 billion (including investments of $1.3 billion classified as held-to-maturity), or 43.1% of the next three years' estimated net cash requirements; this amount was equivalent to approximately 17.2% of the Bank's outstanding borrowings after swaps. Pursuant to a resolution of the Bank's Executive Directors, the Bank's cash and liquid investments are invested principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, and futures and options contracts pertaining to such obligations. The annualized financial returns on average investments in the Bank's trading portfolio for the fiscal years 1994 through 1996 and the six months ended December 31, 1996 were 3.53%, 5.56%, 4.11% and 4.60%, respectively, and in its held-to-maturity portfolio for the fiscal years 1995 and 1996 and the six months ended December 31, 1996 were 8.11%, 8.35%, and 8.28%, respectively. The returns for the Bank's trading portfolio include interest, net realized and unrealized gains or losses, fees for securities loaned and net sale prices under resale agreements as a percentage of average liquid investments and exclude investment securities agreed to be purchased and collateral held in connection with securities loaned. The returns for its held-to-maturity portfolio reflect interest earned.

DERIVATIVES
USE OF DERIVATIVES

    The Bank uses derivative instruments in connection with its borrowing operations and liability management activities and in connection with its liquidity management. In general, the Bank uses derivative instruments such as currency and interest rate swaps, swap spread-locks (in which the Bank agrees with a counterparty on a spread to be added to the specific reference rate which will apply to a future interest rate swap), foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. Notes D and E to the Financial Statements provide details of the outstanding principal and notional principal amounts of derivative financial instruments as of December 31, 1996.

    To a limited extent, the Bank also uses structured swaps to produce conventional fixed or floating rate funding from structured borrowings. Such transactions amounted to approximately 7.6% of the total outstanding swap portfolio as of December 31, 1996. Structured borrowings and structured swaps are transactions whose interest and/or principal payments (in the case of borrowings) and whose payables and receivables (in the case of swaps) are determined as a function of specified indices, such as exchange rates or reference interest rates.

DERIVATIVES USAGE IN CONNECTION WITH BORROWING OPERATIONS AND LIABILITY
MANAGEMENT

    The Bank uses derivative instruments in connection with its borrowing operations and liability management for several purposes.

    One purpose is to take advantage of arbitrage opportunities across capital markets to reduce funding costs below the levels that would be achievable through direct fixed rate or floating rate borrowings in the currencies in which the Bank's assets are held. The Bank borrows when it believes opportunities are attractive in market sectors and segments and swaps those borrowings into obligations suitable for funding its loan portfolio. Derivatives that are included in the terms of its structured borrowings are hedged to produce conventional fixed or floating rate funding using structured swaps, swaptions and interest rate caps. Another purpose is to delink the time at which the Bank's borrowing costs are fixed from the timing of the actual market borrowings, in order to preserve flexibility for borrowing transactions to be launched at opportune times. In addition, the Bank's use of derivatives in connection with liability management is designed to establish an appropriate match between the liability and the loan and liquidity portfolios in terms of their currency and interest rate characteristics. However, some residual market risk may arise, as a result of cash flow or timing mismatches. Internal operating guidelines are designed to limit the scope of such mismatches.

    The main risk to the Bank from these over-the-counter derivatives is the credit risk. This credit risk is controlled through application of eligibility criteria, volume limits for transactions with individual counterparties, and through the expanding use of mark-to-market collateral arrangements. The following table gives details of the Bank's estimated credit exposure--by counterparty rating category--on its swaps.

 ESTIMATED SWAP CREDIT EXPOSURE BY COUNTERPARTY RATING AS OF DECEMBER 31, 1996
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                          NOTIONAL        CURRENT EXPOSURE (3)
                                                         PRINCIPAL    -----------------------------
                                         PRINCIPAL        INTEREST        GROSS                        ESTIMATED
                                      CURRENCY SWAPS-       RATE        POSITIVE     GROSS NEGATIVE    POTENTIAL
RATING CATEGORY (1)                     RECEIVABLES      SWAPS (2)     RECEIVABLES     (PAYABLES)    EXPOSURE (4)
-----------------------------------  -----------------  ------------  -------------  --------------  -------------
AAA................................     $     7,972      $   18,716     $     711      $     (953)     $   4,523
AA.................................          10,431          13,711           647            (917)         3,989
A..................................           3,284           1,248           121            (224)           719
BBB................................             554              50           144             (56)           248
                                            -------     ------------       ------         -------         ------
Total..............................     $    22,241      $   33,725     $   1,623      $   (2,150)     $   9,479
                                            -------     ------------       ------         -------         ------
                                            -------     ------------       ------         -------         ------

------------
(1) As determined by the Bank, based on ratings by Moody's Investors Services, Standard and Poor's, Thomson BankWatch Inc. and IBCA Limited.

(2) Includes swaptions.

(3) Based on the market value of each swap transaction in accordance with internal Bank valuation methodology; does not take into account the effects of netting provisions in master swap agreements or the effects of mark-to-market collateral and offset arrangements.

(4) At 95% confidence level, based on an internal Bank model that takes into account factors such as historical exchange and interest rate volatilities; does not take into account the effects of netting provisions in master swap agreements or the effects of mark-to-market collateral and offset arrangements.

DERIVATIVES USAGE IN CONNECTION WITH LIQUIDITY MANAGEMENT

    The Bank uses derivative products in its liquidity management to take advantage of profitable trading opportunities, and as a proxy for cash securities. The derivative instruments used for liquidity management include short-term, over-the-counter foreign exchange forwards, and exchange-traded futures and options on fixed-income instruments.

    Short-term foreign exchange forwards are used with offsetting spot foreign exchange transactions to take advantage of currency-hedged investment opportunities across different markets. They do not pose currency risk to the Bank, while the credit risk is controlled and monitored by the Bank.

    Exchange-traded futures and options are used mainly to take advantage of opportunities for trading spreads or differentials between different instruments. Futures are also used as a proxy for cash instruments. The Bank only trades contracts listed on certain internally approved futures and options exchanges. Furthermore, the Bank applies eligibility criteria and exposure limits with regard to brokers and clearing agents for these contracts.

    Specific limitations established by the Bank to control market risk emanating from the use of derivative instruments in its investment portfolio include the following:

       (a) LEVERAGE RISK: The overall portfolio duration limits designed to control market risk are calculated with reference to the size of the base or unleveraged portfolio, effectively prohibiting the use of futures transactions to establish risk positions in excess of the level achievable solely through cash transactions; and

       (b) SHORT OPTIONS: Short options may be held only when matched with corresponding long options in the underlying contract, so that the maximum potential loss on such matched positions is limited and known at the time the short position is contracted.

                            AFFILIATED ORGANIZATIONS

    The activities of the Bank are complemented by those of three affiliated international organizations, IFC, IDA and MIGA, which work closely with the Bank in achieving common objectives. Membership in these organizations is open only to members of the Bank. Each of these organizations is legally and financially independent from the Bank, with separate assets and liabilities, and the Bank is not liable for their respective obligations. Executive Directors of the Bank serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of of December 31, 1996, 24 of the Bank's Executive Directors had been elected to serve on MIGA's Board of Directors, which at that date comprised 24 members. The President of the Bank is also the President of IFC, IDA and MIGA. IDA and the Bank have the same staff. While IFC and MIGA share some staff members with the Bank, each employs its own management and staff. For fees which IFC, IDA and MIGA pay the Bank for services and management, see page 9, "Statements of Income", note (2).

IFC

    IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a member's guarantee. One hundred seventy-one countries are now members of IFC. The disbursed and outstanding loans and equity investments held by IFC as of December 31, 1996 totalled $8,398 million. In December 1992, IFC's Board of Governors approved a resolution which increased IFC's capital stock from $2,300 million to $2,450 million, of which $2,196 million had been subscribed and paid in as of December 31, 1996.

    Under its Articles, the Bank is permitted to make loans to IFC without guarantee by a member, subject to the limitation that the Bank may not lend IFC any amount which would increase IFC's total outstanding debt incurred from any source (including the guarantee of any debt) to an amount exceeding four times the total of IFC's unimpaired subscribed capital and surplus, such total as of December 31, 1996 being $4,688 million. As of December 31, 1996, IFC's total outstanding borrowings (including the net effect of receivables and payables from currency swaps) were $9,940 million, of which $689 million was due to the Bank, and undrawn lending commitments from the Bank to IFC were $110 million.

IDA

    IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on terms which are more flexible and bear less heavily on the balance of payments than those of conventional loans. IDA may not borrow from the Bank. Rather, it is financed by capital subscriptions and contributions from its members.

    One hundred fifty-nine countries are now members of IDA. As of December 31, 1996, their subscriptions and contributions totaled the equivalent of $91,108 million, of which $461 million was not yet due. The disbursed and outstanding development credits held by IDA as of December 31, 1996 totaled $75,420 million.

    Under a statement of policy of the Bank's Board of Governors, the Bank may make grants to IDA only out of Net Income which (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in the Bank's business. Grants may also be made out of Net Income previously transferred to Surplus, upon the approval of the Board of Governors. Such grants to date have aggregated the equivalent of $5,423 million. As of December 31, 1996, the entire amount of these grants had been paid to IDA.

    In September 1989, the Bank's Board of Governors approved the transfer by way of grant of $100 million of the Bank's Net Income for the fiscal year ended June 30, 1989 to a special facility to be administered by IDA to provide grants to assist in the reduction of commercial debt of eligible members of IDA. In September 1993, the Board of Governors approved a further transfer of $100 million by way of grant to the Debt Reduction Facility for IDA-Only Countries
(DRF). On June 22, 1995, the Executive Directors extended the availability of DRF resources through July 31, 1998. Any funds not disbursed within that period will revert to IDA and be available for use in its general operations. On October 12, 1995, the Board of Governors approved a transfer to the DRF, by way of grant, of $100 million out of Net Income for the fiscal year ended June 30, 1995. At December 31, 1996, $118 million had not yet been paid to the special facility.

    On June 26, 1996, the Board of Governors of IDA adopted resolutions authorizing the Eleventh Replenishment of IDA's resources. The Eleventh Replenishment provides IDA with resources to fund credits and grants committed during the period from July 1, 1996 to June 30, 1999. The total amount of donor contributions during this period, including supplementary contributions provided by certain members, is equivalent to SDR 6,894 million. The Eleventh Replenishment will become effective when IDA has received commitments for subscriptions and contributions of SDR 3,746 million.

    As part of the Eleventh Replenishment, in June 1996, an Interim Trust Fund consisting of donor contributions equivalent to SDR 2,211 million was established. The Interim Trust Fund, administered by IDA, will help fund operations during the period from July 1, 1996 to June 30, 1997, and contributions have a separate legal, procurement and accounting status. The Interim Trust Fund became effective on November 14, 1996, when contributions totaling over SDR 400 million from seven donors were received. Credits financed by the Interim Trust Fund are made on the same terms and conditions as those of IDA credits except for procurement and decision-making. The Interim Trust Fund will terminate by decision of IDA's Executive Directors, when the credits it financed have been substantially disbursed. Upon termination, its assets and liabilities will be transferred to IDA.

MIGA

    MIGA was established in 1988 to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries. To serve this objective, it provides guarantees against noncommercial risks for foreign investment in its developing member countries; it also carries out consultative, advisory, technical assistance and investment promotion activities. One hundred forty-one countries are now members of MIGA, and an additional seventeen countries have signed the MIGA Convention. As of December 31, 1996, the authorized capital of MIGA was $1,082 million, of which $1,064 million had been subscribed. MIGA's maximum amount of contingent liability for guarantees issued and outstanding totaled $2,266 million as of December 31, 1996. The Bank may not lend to MIGA.

                           ADMINISTRATION OF THE BANK

    The Bank's administration is composed of the Board of Governors, the Executive Directors and the President, other officers and staff.

    All the powers of the Bank are vested in the Board of Governors which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

    There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of the Bank except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

    The following is an alphabetical list of the Executive Directors of the Bank and the member countries by which they were appointed or elected:

Khalid M. Al-Saad.................  Bahrain, Arab Republic of Egypt, Jordan, Kuwait,
                                    Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab
                                    Republic, United Arab Emirates, Republic of Yemen
Khalid H. Alyahya.................  Saudi Arabia
Juanita D. Amatong................  Brazil, Colombia, Dominican Republic, Ecuador, Haiti,
                                    Philippines, Suriname, Trinidad and Tobago
Marc-Antoine Autheman.............  France
Ali Bourhane......................  Benin, Burkina Faso, Cameroon, Cape Verde, Central
                                    African Republic, Chad, Comoros, Congo, Cote d'Ivoire,
                                    Djibouti, Equatorial Guinea, Gabon, Guinea,
                                    Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius,
                                    Niger, Rwanda, Sao Tome and Principe, Senegal, Somalia
                                    (informally), Togo, Zaire
Kacim Brachemi....................  Afghanistan, Algeria, Ghana, Islamic Republic of Iran,
                                    Iraq, Morocco, Pakistan, Tunisia
Andrei Bugrov.....................  Russian Federation
Juan Cariaga......................  Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay
Joaquim R. Carvalho...............  Angola, Botswana, Burundi, Eritrea, Ethiopia, The
                                    Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique,
                                    Namibia, Nigeria, Seychelles, Sierra Leone, South
                                    Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia,
                                    Zimbabwe
Enzo Del Bufalo...................  Costa Rica, El Salvador, Guatemala, Honduras, Mexico,
                                    Nicaragua, Panama, Spain, Venezuela
Gus O'Donnell.....................  United Kingdom
Jean-Daniel Gerber................  Azerbaijan, Kyrgyz Republic, Poland, Switzerland,
                                    Tajikistan, Turkmenistan, Uzbekistan
Leonard Good......................  Antigua and Barbuda, The Bahamas, Barbados, Belize,
                                    Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St.
                                    Kitts and Nevis, St. Lucia, St. Vincent and the
                                    Grenadines
Luc Hubloue.......................  Austria, Belarus, Belgium, Czech Republic, Hungary,
                                    Kazakstan, Luxembourg, Slovak Republic, Slovenia, Turkey
Jannes Hutagalung.................  Brunei Darussalam, Fiji, Indonesia, Lao People's
                                    Democratic Republic, Malaysia, Myanmar, Nepal,
                                    Singapore, Thailand, Tonga, Vietnam
Ruth Jacoby.......................  Denmark, Estonia, Finland, Iceland, Latvia, Lithuania,
                                    Norway, Sweden
Yong Li...........................  China
Peter W. E. Nicholl...............  Australia, Cambodia, Federated States of Micronesia,
                                    Kiribati, Republic of Korea, Marshall Islands, Mongolia,
                                    New Zealand, Papua New Guinea, Solomon Islands, Vanuatu,
                                    Western Samoa
Atsuo Nishihara...................  Japan
Franco Passacantando..............  Albania, Greece, Italy, Malta, Portugal
Jan Piercy........................  United States
Helmut Schaffer...................  Germany
Surendra Singh....................  Bangladesh, Bhutan, India, Sri Lanka
Pieter Stek.......................  Armenia, Bosnia and Herzegovina, Bulgaria, Croatia,
                                    Cyprus, Georgia, Israel, former Yugoslav Republic of
                                    Macedonia, Moldova, Netherlands, Romania, Ukraine

    The President is selected by the Executive Directors. Subject to their direction on questions of policy, he is responsible for the conduct of the ordinary business of the Bank and for the organization, appointment and dismissal of its officers and staff.

    The following is a list of the principal officers of the Bank:

President...........................................................  James D. Wolfensohn

Managing Director, Finance and Resource Mobilization................  Jessica P. Einhorn
Managing Director, Chairman, Private Sector Development Group.......  Richard H. Frank
Managing Director, Operations.......................................  Gautam S. Kaji
Managing Director, Operations.......................................  Caio K. Koch-Weser
Managing Director, Corporate Planning and Resource Management.......  Sven Sandstrom
Senior Vice President and General Counsel...........................  Ibrahim F. I. Shihata
Senior Vice President, Development Economics and Chief Economist....  Joseph E. Stiglitz
Vice President, Strategy and Resource Management....................  Mark Baird
Vice President, Human Resources.....................................  Dorothy Hamachi Berry
Vice President, Latin America and the Caribbean Regional Office.....  Shahid Javed Burki
Vice President, Middle East and North Africa Regional Office........  Kemal Dervis
Vice President, Resource Mobilization and Cofinancing...............  Hiroo Fukui
Vice President, Europe and Central Asia Regional Office.............  Johannes F. Linn
Vice Presidents, Africa Regional Office.............................  Callisto E. Madavo and
                                                                      Jean-Louis Sarbib
Vice President, External Affairs....................................  Mark Malloch Brown
Vice President and Controller.......................................  Jules W. Muis
Vice President, South Asia Regional Office..........................  Mieko Nishimizu
Vice President and Treasurer........................................  Gary L. Perlin
Director-General, Operations Evaluation.............................  Robert Picciotto
Vice President, Finance and Private Sector Development..............  Jean-Francois Rischard
Vice President, Environmentally Sustainable Development.............  Ismail Serageldin
Vice President, East Asia and Pacific Regional Office...............  Jean-Michel Severino
Vice President, Financial Policy and Risk Management................  Brian Wilson
Vice President and Secretary........................................  Shengman Zhang

                           THE ARTICLES OF AGREEMENT

    The Articles constitute the Bank's governing charter. They establish the status, privileges and immunities of the Bank, prescribe the Bank's purposes, capital structure and organization, authorize the operations in which it may engage and prescribe limitations on the carrying on of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of the Bank, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by the Bank, the distribution of net income of the Bank to its members, the withdrawal and suspension of members, and the suspension of operations of the Bank.

    The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and the Bank or between members of the Bank shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, the Bank may act on the basis of the decision of the Executive Directors.

    The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from the Bank.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

    The Articles contain provisions which accord to the Bank, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

    The Bank has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against the Bank in a court of competent jurisdiction in territories of any member in which the Bank has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against the Bank may be brought by its members or persons acting for or deriving claims from its members.

    The Governors and Executive Directors, and their Alternates, and the officers and employees of the Bank are immune from legal process for acts performed by them in their official capacity, except when the Bank waives such immunity.

    The archives of the Bank are inviolable. The assets of the Bank are immune from seizure, attachment or execution prior to delivery of final judgment against the Bank.

    The Bank, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. The Bank is also immune from liability for the collection or payment of any tax or duty.

    The securities issued by the Bank and the interest thereon are not exempt from taxation generally.

    Under the Articles, securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Articles, the Bank is not under any obligation to withhold or pay any tax on any interest on such securities.

   FISCAL YEAR, EXTERNAL AUDITORS, ANNOUNCEMENTS AND ALLOCATION OF NET INCOME

FISCAL YEAR

    The Bank's fiscal year runs from July 1 to June 30.

EXTERNAL AUDITORS

    The Bank has appointed Deloitte Touche Tohmatsu International as its external auditors, beginning with fiscal year 1998. The selection was made on the basis of an international competitive bidding process following a decision by the Bank's Executive Directors that, as a matter of principle, the Bank should periodically rotate its external auditors, commencing with fiscal year 1998.

ANNOUNCEMENTS

    The Bank publishes pursuant to the Articles an annual report which contains its audited financial statements and also submits to its members quarterly financial statements.

ALLOCATION OF NET INCOME

    The Board of Governors determines annually what part of the Bank's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed.

    If any part is distributed, up to 2% noncumulative shall be paid, as a first charge against the distribution for any year, to each member on the basis of the average amount of the loans outstanding during the year out of currency corresponding to its subscription. If 2% is paid as a first charge, any balance remaining to be distributed shall be paid to all members in proportion to their shares.

    Since its inception, the Bank has neither declared nor paid any dividend to its member countries. However, the Bank has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of the Bank. (See "Affiliated Organization--IDA".)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................          27
Balance Sheet--December 31, 1996 (Unaudited) June 30, 1996 and June 30, 1995...............................          28
Statement of Income for the six months ended December 31, 1996 (Unaudited) and the three fiscal years ended
  June 30, 1996............................................................................................          30
Statement of Changes in Retained Earnings for the six months ended December 31, 1996 (Unaudited) and the
  three fiscal years ended June 30, 1996...................................................................          31
Statement of Changes in Cumulative Translation Adjustment for the six months ended December 31, 1996
  (Unaudited) and the three fiscal years ended June 30, 1996...............................................          31
Statement of Cash Flows for the six months ended December 31, 1996 (Unaudited) and the three fiscal years
  ended June 30, 1996......................................................................................          32
Summary Statement of Loans--December 31, 1996 (Unaudited) and June 30, 1996................................          33
Statement of Subscriptions to Capital Stock and Voting Power--December 31, 1996 (Unaudited) and June 30,
  1996.....................................................................................................          36
Notes to Financial Statements..............................................................................          40

    INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO DECEMBER 31, 1996 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.

                                 [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Bank for Reconstruction
and Development

    In our opinion, the financial statements listed on page 26 present fairly, in all material respects, in terms of United States dollars, the financial position of the International Bank for Reconstruction and Development at June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles in the United States and with International Accounting Standards. These financial statements are the responsibility of management of the International Bank for Reconstruction and Development; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, including International Standards on Auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

            [LOGO]

July 31, 1996

                                 BALANCE SHEET
         DECEMBER 31, 1996 (UNAUDITED), JUNE 30, 1996 AND JUNE 30, 1995
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                     ASSETS

                                                                             DECEMBER 31,   JUNE 30,    JUNE 30,
                                                                                 1996         1996        1995
                                                                             ------------  ----------  ----------
                                                                             (UNAUDITED)
DUE FROM BANKS
  Unrestricted currencies..................................................   $       34   $       27  $       40
  Currencies subject to restrictions--Note A...............................          608          612         549
                                                                             ------------  ----------  ----------
                                                                                     642          639         589
                                                                             ------------  ----------  ----------

INVESTMENTS--Notes B and E
  Trading..................................................................       16,677       15,001      19,821
  Held-to-maturity.........................................................        1,256        1,169       1,203
                                                                             ------------  ----------  ----------
                                                                                  17,933       16,170      21,024
                                                                             ------------  ----------  ----------

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B.......................          514        1,282         246

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF
 SUBSCRIBED CAPITAL-- Note A...............................................        1,919        1,765       1,610

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A..........          463          732       1,106

OTHER RECEIVABLES
  Amounts receivable from currency swaps--Notes D and E....................       22,241       18,010      16,735
  Amounts receivable from investment securities traded.....................          258        2,365       1,762
  Amounts receivable from covered forwards--Notes B and E..................        1,159          204       1,307
  Accrued income on loans..................................................        2,092        2,127       2,538
  Accrued interest on investments..........................................          126           92         159
                                                                             ------------  ----------  ----------
                                                                                  25,876       22,798      22,501
                                                                             ------------  ----------  ----------

LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
  Total loans..............................................................      159,725      164,766     179,453
  Less undisbursed balance.................................................       51,146       54,520      55,954
                                                                             ------------  ----------  ----------
    Loans outstanding......................................................      108,579      110,246     123,499
  Less accumulated provision for loan losses...............................        3,290        3,340       3,740
                                                                             ------------  ----------  ----------
    Loans outstanding net of accumulated provision.........................      105,289      106,906     119,759
                                                                             ------------  ----------  ----------

OTHER ASSETS
  Unamortized issuance costs of borrowings.................................          488          412         485
  Miscellaneous............................................................        1,385        1,300       1,259
                                                                             ------------  ----------  ----------
                                                                                   1,873        1,712       1,744
                                                                             ------------  ----------  ----------

TOTAL ASSETS...............................................................   $  154,509   $  152,004  $  168,579
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------

  The Notes to Financial Statements are an integral part of these Statements.

         DECEMBER 31, 1996 (UNAUDITED), JUNE 30, 1996 AND JUNE 30, 1995
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                  LIABILITIES

                                                                             DECEMBER 31,   JUNE 30,    JUNE 30,
                                                                                 1996         1996        1995
                                                                             ------------  ----------  ----------
                                                                             (UNAUDITED)
BORROWINGS--Notes D and E
  Short-term...............................................................   $    5,418   $    4,328  $    3,898
  Medium- and long-term....................................................       91,888       92,391     104,392
                                                                             ------------  ----------  ----------
                                                                                  97,306       96,719     108,290
                                                                             ------------  ----------  ----------
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH
 COLLATERAL RECEIVED--Note B...............................................        1,200        2,439       2,567
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A.............            5            4          24
OTHER LIABILITIES
  Amounts payable for currency swaps--Notes D and E........................       23,101       19,427      19,985
  Amounts payable for investment securities purchased......................          732        1,508       2,231
  Amounts payable for covered forwards--Notes B and E......................        1,116          202       1,306
  Accrued charges on borrowings............................................        2,270        2,352       2,857
  Payable for Board of Governors-approved transfers--Note F................          123          205         135
  Accounts payable and miscellaneous liabilities...........................          850          848         723
                                                                             ------------  ----------  ----------
                                                                                  28,192       24,542      27,237
                                                                             ------------  ----------  ----------
TOTAL LIABILITIES..........................................................      126,703      123,704     138,118
                                                                             ------------  ----------  ----------

                                               EQUITY
CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and Voting
 Power, Note A)
  Authorized capital (1,558,478 shares--December 31, 1996 and June 30,
   1996; 1,525,248 shares--June 30, 1995)
    Subscribed capital (1,511,076 shares--December 31, 1996; 1,497,325
     shares--June 30, 1996; 1,462,574 shares--June 30, 1995)...............      182,289      180,630     176,438
    Less uncalled portion of subscriptions.................................      171,245      169,636     165,580
                                                                             ------------  ----------  ----------
                                                                                  11,044       10,994      10,858
DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A............          (53)         136         770
PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS-- Note A......................            8           15          23
RETAINED EARNINGS (see Statement of Changes in Retained Earnings, Note
 F)........................................................................       16,174       16,099      15,502
CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of Changes in Cumulative
 Translation Adjustment)...................................................          633        1,056       3,308
                                                                             ------------  ----------  ----------
TOTAL EQUITY...............................................................       27,806       28,300      30,461
                                                                             ------------  ----------  ----------
TOTAL LIABILITIES AND EQUITY...............................................   $  154,509   $  152,004  $  168,579
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------

  The Notes to Financial Statements are an integral part of these Statements.

                              STATEMENT OF INCOME
           FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
     THE FISCAL YEARS ENDED JUNE 30, 1996, JUNE 30, 1995 AND JUNE 30, 1994
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                         SIX MONTHS
                                                                            ENDED        FISCAL YEARS ENDED JUNE 30,
                                                                        DECEMBER 31,   -------------------------------
                                                                            1996         1996       1995       1994
                                                                        -------------  ---------  ---------  ---------
                                                                         (UNAUDITED)
INCOME
  Income from loans--Note C
    Interest..........................................................    $   3,741    $   7,804  $   8,069  $   7,707
    Commitment charges................................................           58          118        118        115
  Income from investments--Note B
    Trading
      Interest........................................................          327          673        881        827
      Net gains/(losses)
        Realized......................................................           48           31        (23)       (29)
        Unrealized....................................................          (36)         (83)       168       (127)
    Held-to-maturity
      Interest........................................................           51          100         78         --
  Income from securities purchased under resale agreements............           38           66         61         86
  Other income........................................................            5           11         10         11
                                                                             ------    ---------  ---------  ---------
      Total Income....................................................        4,232        8,720      9,362      8,590
                                                                             ------    ---------  ---------  ---------
EXPENSES
  Borrowing expenses--Note D
    Interest..........................................................        3,028        6,455      6,832      6,539
    Prepayment costs..................................................           13            9          7         31
    Amortization of issuance and other borrowing costs................           44          106        105         76
  Interest on securities sold under agreements to repurchase and
   payable for cash collateral received...............................           26           67         83         46
  Administrative expenses--Notes G, H, I and J........................          343          733        842        731
  Provision for loan losses--Note C...................................           39           42         12         --
  Other expenses......................................................            4            8          8          6
                                                                             ------    ---------  ---------  ---------
      Total expenses..................................................        3,497        7,420      7,889      7,429
                                                                             ------    ---------  ---------  ---------
OPERATING INCOME......................................................          735        1,300      1,473      1,161
Less contributions to special programs--Note G........................           60          113        119        110
                                                                             ------    ---------  ---------  ---------
NET INCOME............................................................    $     675    $   1,187  $   1,354  $   1,051
                                                                             ------    ---------  ---------  ---------
                                                                             ------    ---------  ---------  ---------

  The Notes to Financial Statements are an integral part of these Statements.

                   STATEMENT OF CHANGES IN RETAINED EARNINGS
           FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
     THE FISCAL YEARS ENDED JUNE 30, 1996, JUNE 30, 1995 AND JUNE 30, 1994
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                     SIX MONTHS
                                                                       ENDED        FISCAL YEARS ENDED JUNE 30,
                                                                    DECEMBER 31,  -------------------------------
                                                                        1996        1996       1995       1994
                                                                    ------------  ---------  ---------  ---------
                                                                    (UNAUDITED)
Retained earnings at beginning of the fiscal year.................   $   16,099   $  15,502  $  14,468  $  14,302
  Board of Governors-approved transfers to/for--Note F............
    International Development Association.........................         (600)       (250)      (300)      (465)
    Debt Reduction Facility for IDA-Only Countries................           --        (100)        --       (100)
    Trust Fund for Gaza and West Bank.............................           --         (90)        --        (50)
    Emergency Assistance for Rwanda...............................           --          --        (20)        --
    Trust Fund for Bosnia and Herzegovina.........................           --        (150)        --         --
  Net income for the period.......................................          675       1,187      1,354      1,051
                                                                    ------------  ---------  ---------  ---------
Retained earnings at end of the period............................   $   16,174   $  16,099  $  15,502  $  14,468
                                                                    ------------  ---------  ---------  ---------
                                                                    ------------  ---------  ---------  ---------

           STATEMENT OF CHANGES IN CUMULATIVE TRANSLATION ADJUSTMENT
           FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
     THE FISCAL YEARS ENDED JUNE 30, 1996, JUNE 30, 1995 AND JUNE 30, 1994
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                     SIX MONTHS
                                                                       ENDED        FISCAL YEARS ENDED JUNE 30,
                                                                    DECEMBER 31,  -------------------------------
                                                                        1996        1996       1995       1994
                                                                    ------------  ---------  ---------  ---------
                                                                    (UNAUDITED)
Cumulative translation adjustment at
  beginning of the fiscal year....................................   $    1,056   $   3,308  $   1,394  $     541
  Translation adjustment for the period...........................         (423)     (2,252)     1,914        853
                                                                    ------------  ---------  ---------  ---------
Cumulative translation adjustment at end of the period............   $      633   $   1,056  $   3,308  $   1,394
                                                                    ------------  ---------  ---------  ---------
                                                                    ------------  ---------  ---------  ---------

  The Notes to Financial Statements are an integral part of these Statements.

                            STATEMENT OF CASH FLOWS
           FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
     THE FISCAL YEARS ENDED JUNE 30, 1996, JUNE 30, 1995 AND JUNE 30, 1994
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       SIX MONTHS
                                                                          ENDED        FISCAL YEARS ENDED JUNE 30,
                                                                      DECEMBER 31,   -------------------------------
                                                                          1996         1996       1995       1994
                                                                      -------------  ---------  ---------  ---------
                                                                       (UNAUDITED)
Cash flows from lending and investing activities
  Loans
    Disbursements...................................................    $  (7,451)   $ (13,321) $ (12,803) $ (10,502)
    Principal repayments............................................        5,534       11,494     11,301     10,350
    Principal prepayments...........................................          782          812        625        970
  Investments: Held-to-maturity
    Purchases.......................................................       (3,889)      (5,417)    (8,160)        --
    Maturities......................................................        3,907        5,422      6,952         --
                                                                      -------------  ---------  ---------  ---------
        Net cash (used in) provided by lending and investing
          activities................................................       (1,117)      (1,010)    (2,085)       818
                                                                      -------------  ---------  ---------  ---------
Cash flows from Board of Governors-approved transfers to
  International Development Association.............................         (599)        (250)    (1,427)      (452)
  Debt Reduction Facility for IDA-Only Countries....................           --          (86)       (25)       (23)
  Trust Fund for Gaza and West Bank, Trust Fund for Bosnia and
    Herzegovina, and for Emergency Assistance for Rwanda............          (81)        (179)       (45)        --
                                                                      -------------  ---------  ---------  ---------
        Net cash used in Board of Governors-approved transfers......         (680)        (515)    (1,497)      (475)
                                                                      -------------  ---------  ---------  ---------
Cash flows from financing activities
  Medium-and long-term borrowings
    New issues......................................................        8,123        9,851      9,979      8,177
    Retirements.....................................................       (6,976)     (10,330)   (11,579)    (9,127)
  Net short-term borrowings.........................................        1,038          340        563       (504)
  Net currency swaps................................................         (197)        (649)      (413)      (171)
  Net capital stock transactions....................................           44          111        107        199
                                                                      -------------  ---------  ---------  ---------
        Net cash provided by (used in) financing activities.........        2,032         (677)    (1,343)    (1,426)
                                                                      -------------  ---------  ---------  ---------
Cash flows from operating activities
  Net income........................................................          675        1,187      1,354      1,051
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization...................................          218          399        281        203
    Provision for loan losses.......................................           39           42         12         --
    Changes in other assets and liabilities
      (Increase) decrease in accrued income on loans and
        investments.................................................          (51)         176        (59)        90
      Increase in miscellaneous assets..............................          (98)         (80)       (98)       (98)
      Decrease in accrued charges on borrowings.....................          (39)        (214)      (186)      (180)
      Increase (decrease) in accounts payable and miscellaneous
        liabilities.................................................           16          (18)       109        154
                                                                      -------------  ---------  ---------  ---------
        Net cash provided by operating activities...................          760        1,492      1,413      1,220
                                                                      -------------  ---------  ---------  ---------
Effect of exchange rate changes on unrestricted cash and liquid
 investments........................................................         (131)      (1,632)     1,489        580
                                                                      -------------  ---------  ---------  ---------
Net increase (decrease) in unrestricted cash and liquid
 investments........................................................          864       (2,342)    (2,023)       717
Unrestricted cash and liquid investments at beginning of the fiscal
 year...............................................................       14,730       17,072     19,095     18,378
                                                                      -------------  ---------  ---------  ---------
Unrestricted cash and liquid investments at end of the period.......    $  15,594    $  14,730  $  17,072  $  19,095
                                                                      -------------  ---------  ---------  ---------
                                                                      -------------  ---------  ---------  ---------
Composed of
  Investments held in trading portfolio.............................    $  16,677    $  15,001  $  19,821  $  21,202
  Unrestricted currencies...........................................           34           27         40        216
  Net (payable) receivable for investment securities
    traded/purchased................................................         (474)         857       (469)      (992)
  Net receivable from covered forwards..............................           43            2          1         19
Net payable for securities purchased/sold under resale/repurchase
 agreements and payable for cash collateral received................         (686)      (1,157)    (2,321)    (1,350)
                                                                      -------------  ---------  ---------  ---------
                                                                        $  15,594    $  14,730  $  17,072  $  19,095
                                                                      -------------  ---------  ---------  ---------
                                                                      -------------  ---------  ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding...............................................    $  (2,802)   $ (14,436) $  13,331  $   5,658
    Borrowings......................................................       (1,879)     (11,731)    10,269      3,931
    Currency swaps..................................................         (360)      (1,184)     1,553      1,084
    Investments: Held-to-maturity...................................          105          (29)        (5)        --

  The Notes to Financial Statements are an integral part of these Statements.

                           SUMMARY STATEMENT OF LOANS
                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                         LOANS
                                                                       APPROVED    UNDISBURSED                PERCENTAGE
                                                                      BUT NOT YET   BALANCE OF                 OF TOTAL
                                                            TOTAL      EFFECTIVE    EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                       LOANS         (1)       LOANS (2)    OUTSTANDING  OUTSTANDING
--------------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Algeria.................................................  $    2,737   $      78    $      720    $   1,939         1.79
Argentina...............................................       8,518         751         2,395        5,372         4.95
Armenia.................................................          12          --             2           10         0.01
Bahamas, The............................................           9          --            --            9         0.01
Bangladesh..............................................          46          --            --           46         0.04
Barbados................................................          37          --            22           15         0.01
Belarus.................................................         163          --            42          121         0.11
Belize..................................................          52          --            20           32         0.03
Bolivia.................................................          61          --            --           61         0.06
Bosnia and Herzegovina (3)..............................         589          --            --          589         0.54
Botswana................................................          69          --            --           69         0.06
Brazil..................................................       9,369         568         2,925        5,876         5.41
Bulgaria................................................         839          24           362          453         0.42
Cameroon................................................         548          --            28          520         0.48
Chile...................................................       1,530          --           437        1,093         1.01
China...................................................      15,408       1,515         6,277        7,616         7.01
Colombia................................................       3,075          --           898        2,177         2.00
Congo...................................................          83          --             1           82         0.08
Costa Rica..............................................         326          --            81          245         0.23
Cote d'Ivoire...........................................       1,317          --             6        1,311         1.21
Croatia.................................................         476         139           142          195         0.18
Cyprus..................................................         118          --            54           64         0.06
Czech Republic..........................................         549          --           114          435         0.40
Dominica................................................           4           1             3           --           --
Dominican Republic......................................         403         140            19          244         0.22
Ecuador.................................................       1,343          32           331          980         0.90
Egypt, Arab Republic of.................................       1,379          20           284        1,075         0.99
El Salvador.............................................         494         139            73          282         0.26
Estonia.................................................         121          14            45           62         0.06
Fiji....................................................          48          --            15           33         0.03
Gabon...................................................         112          --            20           92         0.08
Ghana...................................................          44          --            --           44         0.04
Grenada.................................................           4          --             4           --           --
Guatemala...............................................         241          --            41          200         0.18
Guyana..................................................          27          --            --           27         0.02
Honduras................................................         350          --             *          350         0.32
Hungary.................................................       2,090           8           432        1,650         1.52
India...................................................      12,759         196         3,378        9,185         8.46
Indonesia...............................................      16,175         527         4,521       11,127        10.25
Iran, Islamic Republic of...............................         821          --           419          402         0.37
Iraq....................................................          49          --            --           49         0.05
Jamaica.................................................         711          28           168          515         0.47
Jordan..................................................         998          20           201          777         0.72
Kazakstan...............................................         924         116           318          490         0.45
Kenya...................................................         312          --            --          312         0.29
Korea, Republic of......................................       2,339          --           521        1,818         1.67
Latvia..................................................         204          58            71           75         0.07
Lebanon.................................................         551         188           231          132         0.12
Lesotho.................................................          89          --            32           57         0.05
Liberia.................................................         146          --            --          146         0.13

                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                         LOANS
                                                                       APPROVED    UNDISBURSED                PERCENTAGE
                                                                      BUT NOT YET   BALANCE OF                 OF TOTAL
                                                            TOTAL      EFFECTIVE    EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                       LOANS         (1)       LOANS (2)    OUTSTANDING  OUTSTANDING
--------------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Lithuania...............................................  $      267   $      --    $      166    $     101         0.09
Macedonia, former Yugoslav Republic of..................          92          12             2           78         0.07
Madagascar..............................................           7          --            --            7         0.01
Malawi..................................................          42          --            --           42         0.04
Malaysia................................................       1,046          --           153          893         0.82
Mauritania..............................................           8          --            --            8         0.01
Mauritius...............................................         196          --            72          124         0.11
Mexico..................................................      15,933         617         2,748       12,568        11.57
Moldova.................................................         226          20            64          142         0.13
Morocco.................................................       4,806          95           979        3,732         3.44
Nicaragua...............................................          44          --            --           44         0.04
Nigeria.................................................       3,234          --           472        2,762         2.54
Oman....................................................          19          --            --           19         0.02
Pakistan................................................       4,207          --         1,200        3,007         2.77
Panama..................................................         336          --           137          199         0.18
Papua New Guinea........................................         376          --           106          270         0.25
Paraguay................................................         387          22           227          138         0.13
Peru....................................................       2,524          85           806        1,633         1.50
Philippines.............................................       6,146         338         1,142        4,666         4.30
Poland..................................................       3,262          20         1,067        2,175         2.00
Portugal................................................          57          --             2           55         0.05
Romania.................................................       1,974          50           915        1,009         0.93
Russian Federation......................................       6,119         629         2,978        2,512         2.31
St. Kitts and Nevis.....................................           3           2             *            1            *
St. Lucia...............................................          10           2             4            4            *
St. Vincent and the Grenadines..........................           3           2             1            *            *
Senegal.................................................          23          --            --           23         0.02
Seychelles..............................................           6          --             2            4            *
Sierra Leone............................................           2          --            --            2            *
Slovak Republic.........................................         286          --            36          250         0.23
Slovenia................................................         234          48            31          155         0.14
Sri Lanka...............................................          40          --            --           40         0.04
Sudan...................................................           6          --            --            6         0.01
Swaziland...............................................          40          --            26           14         0.01
Syrian Arab Republic....................................         382          --            --          382         0.35
Tanzania................................................          56          --            --           56         0.05
Thailand................................................       2,366         214           552        1,600         1.47
Trinidad and Tobago.....................................         165          --            87           78         0.07
Tunisia.................................................       2,256          37           609        1,610         1.48
Turkey..................................................       5,710           5         1,441        4,264         3.93
Turkmenistan............................................          25          --            22            3            *
Ukraine.................................................       1,955         406           690          859         0.79
Uruguay.................................................         690         125           119          446         0.41
Uzbekistan..............................................         235           5            75          155         0.14
Venezuela...............................................       2,288          --           880        1,408         1.30

                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                         LOANS
                                                                       APPROVED    UNDISBURSED                PERCENTAGE
                                                                      BUT NOT YET   BALANCE OF                 OF TOTAL
                                                            TOTAL      EFFECTIVE    EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                       LOANS         (1)       LOANS (2)    OUTSTANDING  OUTSTANDING
--------------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Yugoslavia, Federal Republic of (Serbia/ Montenegro)
 (3)....................................................  $    1,178   $      --    $       --    $   1,178         1.08
Zaire...................................................          87          --            --           87         0.08
Zambia..................................................         105          --            --          105         0.10
Zimbabwe................................................         661          --           148          513         0.47
                                                          ----------  -----------  ------------  -----------  -----------
Subtotal (5)............................................     158,788       7,295        43,612      107,881        99.36
Caribbean Development Bank (4)..........................          38          --            29            9         0.01
International Finance Corporation.......................         899          --           210          689         0.63
                                                          ----------  -----------  ------------  -----------  -----------
Total--December 31, 1996 (5)............................  $  159,725   $   7,295    $   43,851    $ 108,579       100.00
                                                          ----------  -----------  ------------  -----------  -----------
                                                          ----------  -----------  ------------  -----------  -----------
Total--June 30, 1996....................................  $  164,766   $   9,500    $   45,020    $ 110,246
                                                          ----------  -----------  ------------  -----------
                                                          ----------  -----------  ------------  -----------

---------

*   Indicates amount less than $0.5 million or less than 0.005 percent.
NOTES

(1) Loans totaling $3,748 million ($5,170 million--June 30, 1996) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,547 million ($4,330 million--June 30, 1996) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(2) Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $2,067 million ($2,258 million--June 30, 1996).

(3) See Notes to Financial Statements--Notes A and C.

(4) These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

(5) May differ from the sum of individual figures shown due to rounding.

  The Notes to Financial Statements are an integral part of these Statements.

          STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 SUBSCRIPTIONS                              VOTING POWER
                                          -----------------------------------------------------------  ----------------------
                                                     PERCENTAGE                             AMOUNTS     NUMBER    PERCENTAGE
                                                         OF         TOTAL      AMOUNTS      SUBJECT       OF          OF
MEMBER                                     SHARES       TOTAL      AMOUNTS   PAID IN (1)  TO CALL (1)    VOTES       TOTAL
----------------------------------------  ---------  -----------  ---------  -----------  -----------  ---------  -----------
Afghanistan.............................        300        0.02   $    36.2   $     3.6    $    32.6         550        0.04
Albania.................................        830        0.05       100.1         3.6         96.5       1,080        0.07
Algeria.................................      9,252        0.61     1,116.1        67.1      1,049.0       9,502        0.61
Angola..................................      2,676        0.18       322.8        17.5        305.4       2,926        0.19
Antigua and Barbuda.....................        520        0.03        62.7         1.3         61.5         770        0.05
Argentina...............................     17,911        1.19     2,160.7       132.2      2,028.4      18,161        1.17
Armenia.................................      1,139        0.08       137.4         5.9        131.5       1,389        0.09
Australia...............................     24,464        1.62     2,951.2       181.8      2,769.5      24,714        1.59
Austria.................................     11,063        0.73     1,334.6        80.7      1,253.9      11,313        0.73
Azerbaijan..............................      1,646        0.11       198.6         9.7        188.8       1,896        0.12
Bahamas, The............................      1,071        0.07       129.2         5.4        123.8       1,321        0.08
Bahrain.................................      1,103        0.07       133.1         5.7        127.4       1,353        0.09
Bangladesh..............................      4,854        0.32       585.6        33.9        551.6       5,104        0.33
Barbados................................        948        0.06       114.4         4.5        109.9       1,198        0.08
Belarus.................................      3,323        0.22       400.9        22.3        378.5       3,573        0.23
Belgium.................................     28,983        1.92     3,496.4       215.8      3,280.6      29,233        1.88
Belize..................................        586        0.04        70.7         1.8         68.9         836        0.05
Benin...................................        868        0.06       104.7         3.9        100.8       1,118        0.07
Bhutan..................................        479        0.03        57.8         1.0         56.8         729        0.05
Bolivia.................................      1,785        0.12       215.3        10.8        204.5       2,035        0.13
Bosnia and Herzegovina..................        549        0.04        66.2         5.8         60.4         799        0.05
Botswana................................        615        0.04        74.2         2.0         72.2         865        0.06
Brazil..................................     24,946        1.65     3,009.4       185.1      2,824.2      25,196        1.62
Brunei Darussalam.......................      2,373        0.16       286.3        15.2        271.1       2,623        0.17
Bulgaria................................      5,215        0.35       629.1        36.5        592.6       5,465        0.35
Burkina Faso............................        868        0.06       104.7         3.9        100.8       1,118        0.07
Burundi.................................        716        0.05        86.4         3.0         83.4         966        0.06
Cambodia................................        214        0.01        25.8         2.6         23.2         464        0.03
Cameroon................................      1,527        0.10       184.2         9.0        175.2       1,777        0.11
Canada..................................     44,795        2.96     5,403.8       334.9      5,068.9      45,045        2.89
Cape Verde..............................        508        0.03        61.3         1.2         60.1         758        0.05
Central African Republic................        862        0.06       104.0         3.9        100.1       1,112        0.07
Chad....................................        862        0.06       104.0         3.9        100.1       1,112        0.07
Chile...................................      6,931        0.46       836.1        49.6        786.6       7,181        0.46
China...................................     44,799        2.96     5,404.3       335.0      5,069.3      45,049        2.90
Colombia................................      6,352        0.42       766.3        45.2        721.1       6,602        0.42
Comoros.................................        282        0.02        34.0         0.3         33.7         532        0.03
Congo...................................        927        0.06       111.8         4.3        107.5       1,177        0.08
Costa Rica..............................        233        0.02        28.1         1.9         26.2         483        0.03
Cote d'Ivoire...........................      2,516        0.17       303.5        16.4        287.1       2,766        0.18
Croatia.................................      2,293        0.15       276.6        17.3        259.3       2,543        0.16
Cyprus..................................      1,461        0.10       176.2         8.4        167.9       1,711        0.11
Czech Republic..........................      6,308        0.42       761.0        45.9        715.0       6,558        0.42
Denmark.................................     10,251        0.68     1,236.6        74.6      1,162.0      10,501        0.67
Djibouti................................        559        0.04        67.4         1.6         65.9         809        0.05
Dominica................................        504        0.03        60.8         1.1         59.7         754        0.05
Dominican Republic......................      2,092        0.14       252.4        13.1        239.3       2,342        0.15
Ecuador.................................      2,771        0.18       334.3        18.2        316.1       3,021        0.19
Egypt, Arab Republic of.................      7,108        0.47       857.5        50.9        806.6       7,358        0.47
El Salvador.............................        141        0.01        17.0         1.7         15.3         391        0.03

                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 SUBSCRIPTIONS                              VOTING POWER
                                          -----------------------------------------------------------  ----------------------
                                                     PERCENTAGE                             AMOUNTS     NUMBER    PERCENTAGE
                                                         OF         TOTAL      AMOUNTS      SUBJECT       OF          OF
MEMBER                                     SHARES       TOTAL      AMOUNTS   PAID IN (1)  TO CALL (1)    VOTES       TOTAL
----------------------------------------  ---------  -----------  ---------  -----------  -----------  ---------  -----------
Equatorial Guinea.......................        715        0.05   $    86.3   $     2.7    $    83.5         965        0.06
Eritrea.................................        593        0.04        71.5         1.8         69.7         843        0.05
Estonia.................................        923        0.06       111.3         4.3        107.1       1,173        0.08
Ethiopia................................        978        0.06       118.0         4.7        113.3       1,228        0.08
Fiji....................................        987        0.07       119.1         4.8        114.3       1,237        0.08
Finland.................................      8,560        0.57     1,032.6        61.9        970.8       8,810        0.57
France..................................     69,397        4.59     8,371.7       520.4      7,851.3      69,647        4.48
Gabon...................................        987        0.07       119.1         5.1        113.9       1,237        0.08
Gambia, The.............................        543        0.04        65.5         1.5         64.0         793        0.05
Georgia.................................      1,584        0.10       191.1         9.3        181.8       1,834        0.12
Germany.................................     72,399        4.79     8,733.9       542.9      8,190.9      72,649        4.67
Ghana...................................      1,525        0.10       184.0        12.7        171.2       1,775        0.11
Greece..................................      1,684        0.11       203.1        14.1        189.1       1,934        0.12
Grenada.................................        531        0.04        64.1         1.4         62.7         781        0.05
Guatemala...............................      2,001        0.13       241.4        12.4        229.0       2,251        0.14
Guinea..................................        725        0.05        87.5         5.0         82.4         975        0.06
Guinea-Bissau...........................        540        0.04        65.1         1.4         63.7         790        0.05
Guyana..................................      1,058        0.07       127.6         5.3        122.3       1,308        0.08
Haiti...................................      1,067        0.07       128.7         5.4        123.3       1,317        0.08
Honduras................................        641        0.04        77.3         2.3         75.0         891        0.06
Hungary.................................      8,050        0.53       971.1        58.0        913.1       8,300        0.53
Iceland.................................      1,258        0.08       151.8         6.8        144.9       1,508        0.10
India...................................     44,795        2.96     5,403.8       333.7      5,070.1      45,045        2.89
Indonesia...............................     14,981        0.99     1,807.2       110.3      1,697.0      15,231        0.98
Iran, Islamic Republic of...............     23,686        1.57     2,857.4       175.8      2,681.5      23,936        1.54
Iraq....................................      2,808        0.19       338.7        27.1        311.6       3,058        0.20
Ireland.................................      5,271        0.35       635.9        37.1        598.8       5,521        0.35
Israel..................................      4,750        0.31       573.0        33.2        539.8       5,000        0.32
Italy...................................     44,795        2.96     5,403.8       334.8      5,069.0      45,045        2.89
Jamaica.................................      2,578        0.17       311.0        16.8        294.2       2,828        0.18
Japan...................................     93,770        6.21    11,311.9       703.5     10,608.5      94,020        6.04
Jordan..................................      1,388        0.09       167.4         7.8        159.6       1,638        0.11
Kazakstan...............................      2,985        0.20       360.1        19.8        340.3       3,235        0.21
Kenya...................................      2,461        0.16       296.9        15.9        281.0       2,711        0.17
Kiribati................................        465        0.03        56.1         0.9         55.2         715        0.05
Korea, Republic of......................      9,372        0.62     1,130.6        67.9      1,062.7       9,622        0.62
Kuwait..................................     13,280        0.88     1,602.0        97.4      1,504.6      13,530        0.87
Kyrgyz Republic.........................      1,107        0.07       133.5         5.7        127.9       1,357        0.09
Lao People's Democratic Republic........        178        0.01        21.5         1.5         20.0         428        0.03
Latvia..................................      1,384        0.09       167.0         7.8        159.2       1,634        0.11
Lebanon.................................        340        0.02        41.0         1.1         39.9         590        0.04
Lesotho.................................        663        0.04        80.0         2.3         77.6         913        0.06
Liberia.................................        463        0.03        55.9         2.6         53.3         713        0.05
Libya...................................      7,840        0.52       945.8        57.0        888.8       8,090        0.52
Lithuania...............................      1,507        0.10       181.8         8.7        173.1       1,757        0.11

                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 SUBSCRIPTIONS                              VOTING POWER
                                          -----------------------------------------------------------  ----------------------
                                                     PERCENTAGE                             AMOUNTS     NUMBER    PERCENTAGE
                                                         OF         TOTAL      AMOUNTS      SUBJECT       OF          OF
MEMBER                                     SHARES       TOTAL      AMOUNTS   PAID IN (1)  TO CALL (1)    VOTES       TOTAL
----------------------------------------  ---------  -----------  ---------  -----------  -----------  ---------  -----------
Luxembourg..............................      1,652        0.11   $   199.3   $     9.8    $   189.5       1,902        0.12
Macedonia, former Yugoslav Republic
 of.....................................        427        0.03        51.5         3.2         48.3         677        0.04
Madagascar..............................      1,422        0.09       171.5         8.1        163.5       1,672        0.11
Malawi..................................      1,094        0.07       132.0         5.6        126.4       1,344        0.09
Malaysia................................      8,244        0.55       994.5        59.5        935.0       8,494        0.55
Maldives................................        469        0.03        56.6         0.9         55.7         719        0.05
Mali....................................      1,162        0.08       140.2         6.1        134.1       1,412        0.09
Malta...................................      1,074        0.07       129.6         5.4        124.1       1,324        0.09
Marshall Islands........................        469        0.03        56.6         0.9         55.7         719        0.05
Mauritania..............................        900        0.06       108.6         4.1        104.4       1,150        0.07
Mauritius...............................      1,242        0.08       149.8         6.7        143.1       1,492        0.10
Mexico..................................     18,804        1.24     2,268.4       139.0      2,129.4      19,054        1.22
Micronesia, Federated States of.........        479        0.03        57.8         1.0         56.8         729        0.05
Moldova.................................      1,368        0.09       165.0         7.6        157.4       1,618        0.10
Mongolia................................        466        0.03        56.2         2.3         53.9         716        0.05
Morocco.................................      4,973        0.33       599.9        34.8        565.1       5,223        0.34
Mozambique..............................        930        0.06       112.2         4.8        107.4       1,180        0.08
Myanmar.................................      2,484        0.16       299.7        16.1        283.6       2,734        0.18
Namibia.................................      1,523        0.10       183.7         8.8        174.9       1,773        0.11
Nepal...................................        968        0.06       116.8         4.6        112.1       1,218        0.08
Netherlands.............................     35,503        2.35     4,282.9       264.8      4,018.1      35,753        2.30
New Zealand.............................      7,236        0.48       872.9        51.9        821.0       7,486        0.48
Nicaragua...............................        608        0.04        73.3         2.1         71.3         858        0.06
Niger...................................        852        0.06       102.8         3.8         99.0       1,102        0.07
Nigeria.................................     12,655        0.84     1,526.6        92.7      1,433.9      12,905        0.83
Norway..................................      9,982        0.66     1,204.2        72.6      1,131.6      10,232        0.66
Oman....................................      1,561        0.10       188.3         9.1        179.2       1,811        0.12
Pakistan................................      9,339        0.62     1,126.6        67.8      1,058.9       9,589        0.62
Panama..................................        385        0.03        46.4         3.2         43.2         635        0.04
Papua New Guinea........................        726        0.05        87.6         5.0         82.5         976        0.06
Paraguay................................      1,229        0.08       148.3         6.6        141.6       1,479        0.10
Peru....................................      5,331        0.35       643.1        37.5        605.6       5,581        0.36
Philippines.............................      6,844        0.45       825.6        48.9        776.7       7,094        0.46
Poland..................................     10,908        0.72     1,315.9        79.6      1,236.3      11,158        0.72
Portugal................................      5,460        0.36       658.7        38.5        620.2       5,710        0.37
Qatar...................................      1,096        0.07       132.2         9.0        123.3       1,346        0.09
Romania.................................      4,011        0.27       483.9        30.5        453.4       4,261        0.27
Russian Federation......................     44,795        2.96     5,403.8       333.9      5,070.0      45,045        2.89
Rwanda..................................      1,046        0.07       126.2         5.2        120.9       1,296        0.08
St. Kitts and Nevis.....................        275        0.02        33.2         0.3         32.9         525        0.03
St. Lucia...............................        552        0.04        66.6         1.5         65.1         802        0.05
St. Vincent and the Grenadines..........        278        0.02        33.5         0.3         33.2         528        0.03
Sao Tome and Principe...................        495        0.03        59.7         1.1         58.6         745        0.05
Saudi Arabia............................     44,795        2.96     5,403.8       335.0      5,068.9      45,045        2.89
Senegal.................................      2,072        0.14       250.0        13.0        237.0       2,322        0.15

                         DECEMBER 31, 1996 (UNAUDITED)
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 SUBSCRIPTIONS                              VOTING POWER
                                          -----------------------------------------------------------  ----------------------
                                                     PERCENTAGE                             AMOUNTS     NUMBER    PERCENTAGE
                                                         OF         TOTAL      AMOUNTS      SUBJECT       OF          OF
MEMBER                                     SHARES       TOTAL      AMOUNTS   PAID IN (1)  TO CALL (1)    VOTES       TOTAL
----------------------------------------  ---------  -----------  ---------  -----------  -----------  ---------  -----------
Seychelles..............................        263        0.02   $    31.7   $     0.2    $    31.6         513        0.03
Sierra Leone............................        718        0.05        86.6         3.0         83.6         968        0.06
Singapore...............................        320        0.02        38.6         3.9         34.7         570        0.04
Slovak Republic.........................      3,216        0.21       388.0        23.0        365.0       3,466        0.22
Slovenia................................      1,261        0.08       152.1         9.5        142.6       1,511        0.10
Solomon Islands.........................        513        0.03        61.9         1.2         60.7         763        0.05
Somalia.................................        552        0.04        66.6         3.3         63.3         802        0.05
South Africa............................     13,462        0.89     1,624.0        98.8      1,525.2      13,712        0.88
Spain...................................     23,686        1.57     2,857.4       175.6      2,681.7      23,936        1.54
Sri Lanka...............................      3,817        0.25       460.5        26.1        434.3       4,067        0.26
Sudan...................................        850        0.06       102.5         7.2         95.3       1,100        0.07
Suriname................................        412        0.03        49.7         2.0         47.7         662        0.04
Swaziland...............................        440        0.03        53.1         2.0         51.1         690        0.04
Sweden..................................     14,974        0.99     1,806.4       110.2      1,696.2      15,224        0.98
Switzerland.............................     26,606        1.76     3,209.6       197.2      3,012.4      26,856        1.73
Syrian Arab Republic....................      2,202        0.15       265.6        14.0        251.7       2,452        0.16
Tajikistan..............................      1,060        0.07       127.9         5.3        122.5       1,310        0.08
Tanzania................................      1,295        0.09       156.2        10.0        146.2       1,545        0.10
Thailand................................      6,349        0.42       765.9        45.2        720.7       6,599        0.42
Togo....................................      1,105        0.07       133.3         5.7        127.6       1,355        0.09
Tonga...................................        494        0.03        59.6         1.1         58.5         744        0.05
Trinidad and Tobago.....................      2,664        0.18       321.4        17.6        303.7       2,914        0.19
Tunisia.................................        719        0.05        86.7         5.7         81.1         969        0.06
Turkey..................................      7,379        0.49       890.2        52.9        837.2       7,629        0.49
Turkmenistan............................        526        0.03        63.5         2.9         60.5         776        0.05
Uganda..................................        617        0.04        74.4         4.4         70.1         867        0.06
Ukraine.................................     10,908        0.72     1,315.9        79.3      1,236.6      11,158        0.72
United Arab Emirates....................      2,385        0.16       287.7        22.6        265.1       2,635        0.17
United Kingdom..........................     69,397        4.59     8,371.7       539.5      7,832.2      69,647        4.48
United States...........................    264,969       17.54    31,964.5     1,998.4     29,966.2     265,219       17.04
Uruguay.................................      2,812        0.19       339.2        18.6        320.7       3,062        0.20
Uzbekistan..............................      2,493        0.16       300.7        16.1        284.7       2,743        0.18
Vanuatu.................................        586        0.04        70.7         1.8         68.9         836        0.05
Venezuela...............................     20,361        1.35     2,456.2       150.8      2,305.5      20,611        1.32
Vietnam.................................        968        0.06       116.8         8.1        108.7       1,218        0.08
Western Samoa...........................        531        0.04        64.1         1.4         62.7         781        0.05
Yemen, Republic of......................      2,212        0.15       266.8        14.0        252.8       2,462        0.16
Zaire...................................      2,643        0.17       318.8        25.4        293.5       2,893        0.19
Zambia..................................      2,810        0.19       339.0        20.0        319.0       3,060        0.20
Zimbabwe................................      3,325        0.22       401.1        22.4        378.7       3,575        0.23
                                          ---------  -----------  ---------  -----------  -----------  ---------  -----------
Total--December 31, 1996 (2)............  1,511,076      100.00   $ 182,289   $  11,044    $ 171,245   1,556,076      100.00
                                          ---------  -----------  ---------  -----------  -----------  ---------  -----------
                                          ---------  -----------  ---------  -----------  -----------  ---------  -----------
Total--June 30, 1996....................  1,497,325      100.00   $ 180,630   $  10,994    $ 169,636   1,542,325
                                          ---------  -----------  ---------  -----------  -----------  ---------
                                          ---------  -----------  ---------  -----------  -----------  ---------

---------

NOTES

(1) See Notes to Financial Statements--Note A.

(2) May differ from the sum of individual figures shown due to rounding.

    The Notes to Financial Statements are an integral part of these Statements.

                         NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

    The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced business in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

    IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the adequacy of the Accumulated Provision for Loan Losses, and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

    During the first quarter of fiscal year 1997, IBRD adopted prospectively the Statement of Financial Accounting Standards No. 121, entitled Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of , which prescribes that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting standard does not apply to financial instruments. The adoption of this standard had no impact on IBRD's financial statements.

    Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

    TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

    IBRD is an international organization which conducts its business in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

    Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

    VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

    RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, and Surplus) and unallocated Net Income.

    The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

    The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's business.

    Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

    Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

    LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

    Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

    IBRD's policy is to not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. In addition, in the special case of Bosnia and Herzegovina, IBRD has refinanced/rescheduled, through three new IBRD consolidation loans, certain loans made to the former Socialist Federal Republic of Yugoslavia (SFRY) for which Bosnia and Herzegovina has accepted liability. IBRD's special treatment in this case was based on the following criteria: the country (i) has emerged from a current or former member of IBRD,
(ii) is assuming responsibility for a share of the debt of that member, (iii) has limited creditworthiness for servicing the debt that it assumes, because of a major armed conflict in its territory involving extensive destruction of physical assets, and (iv) can improve significantly its repayment capacity through refinancing/rescheduling, if appropriate supporting measures are taken. At the balance sheet dates no other country met these criteria.

    It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans to that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, its loans may not automatically emerge from nonaccrual status, even though its eligibility for new loans may have been restored. The previously overdue interest and other charges are not recognized as income in the period the refinancing/rescheduling occurs. After a suitable period of payment performance has passed from the time of arrears clearance, a decision on the restoration of accrual status is made on a case-by-case basis.

    IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances and would be used to meet actual losses on loans. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

    INVESTMENTS: In fiscal year 1995 IBRD began holding certain securities to maturity to align the investment portfolio with the debt funding these investments in specific currencies. Remaining investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments.

    IBRD carries its investment securities and related financial instruments classified as its Trading portfolio at market value and investment securities in the Held-to-maturity portfolio at amortized cost. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

    BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

    In connection with its borrowing and liability management operations, IBRD also undertakes a substantial volume of currency and interest rate swap transactions. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item. Income and expenses from swaps are included in Interest under Borrowing Expenses on the income statement. Gains and losses on termination of swaps that are designated and performing as hedges, where the hedged borrowings remain in place, are deferred and amortized as adjustments to interest expense.

    FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE AND
MEMBERSHIP

    CAPITAL STOCK: At December 31, 1996, IBRD's capital comprised 1,558,478 (1,558,478--June 30, 1996, 1,525,248--June 30, 1995) authorized shares, of which
1,511,076 (1,497,325--June 30, 1996, 1,462,574--June 30, 1995) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,044 million ($10,994 million--June 30, 1996, $10,858 million--June 30, 1995) has been paid in, and the remaining $171,245 million ($169,636 million--June 30, 1996, $165,580 million--June 30, 1995) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $145,831 million ($144,504 million--June 30, 1996, $141,150 million--June 30,
1995) the restriction on calls is imposed by the Articles of Agreement and as to $25,414 million ($25,132 million--June 30, 1996, $24,430 million--June 30, 1995)
by resolutions of the Board of Governors.

    RESTRICTED CURRENCIES: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,105 million ($1,100 million--June 30, 1996, $1,086 million--June 30, 1995) initially paid in gold or U.S. dollars and (2) $9,939 million ($9,894 million--June 30, 1996, $9,772 million--June 30, 1995)
paid in cash or noninterest-bearing demand obligations denominated either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $777 million ($777 million-- June 30, 1996, $774 million--June 30, 1995) which were repurchased by members with U.S. dollars, and
(ii) $423 million ($419 million--June 30, 1996, $364 million--June 30, 1995)
which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,461 million ($5,522 million--June 30, 1996, $5,967 million--June 30, 1995) has been used for lending purposes, with such consent.

    MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies, requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

    Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

    The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

    MEMBERSHIP: In February 1993 IBRD's Executive Directors decided that the SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

    As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits and related financial instruments with off-balance sheet risk including futures, forward contracts, covered forward contracts, options, and short sales.

    GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations. Obligations issued or unconditionally guaranteed by governments of countries require a minimum credit rating of AA, if denominated in a currency other than the home currency of the issuer, otherwise no rating is required. Obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity require a credit rating of AAA.

    TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

    FUTURES AND FORWARDS: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

    OPTIONS: Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

    REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent up to a future specified date at a fixed price.

    SHORT SALES: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

    COVERED FORWARDS: Covered forwards are agreements in which cash in one currency is converted into a different currency and, simultaneously, a forward exchange agreement is executed providing for a future exchange of the two currencies in order to recover the currency converted.

    TRADING PORTFOLIO: A summary of IBRD's position in trading instruments at December 31, 1996 and June 30, 1996 is as follows:

                                                         DEUTSCHE MARK
                                                                          JAPANESE YEN    U.S. DOLLARS
                                                         --------------  --------------  ---------------
                                                          DEC.    JUN.    DEC.    JUN.    DEC.     JUN.
                                                          1996    1996    1996    1996    1996     1996
                                                         ------  ------  ------  ------  -------  ------
                                                             IN MILLIONS OF U.S. DOLLARS EQUIVALENT

TRADING:
  Government and agency obligations:
    Carrying value.....................................     191     524     114   1,119    2,862   3,536
    Average balance during fiscal year to date.........     429     879     503   2,738    2,496   3,473
    Net gains (losses) for the fiscal year to date.....      (*)     19      (*)    (45)       7     (41)
    Average yield (%)..................................    3.09    4.60    1.84    1.35     5.62    5.03
    Average maturity (years)...........................    2.27    5.10    0.71    2.94     4.15    3.80
  Time deposits:
    Carrying value.....................................     894   1,041   2,148   1,775    9,002   5,822
    Average balance during fiscal year to date.........     792     411   2,360   1,562    6,660   3,793
    Net gains (losses) for the fiscal year to date.....      --      --      --      --       --      --
    Average yield (%)..................................    3.79    3.38    0.49    0.50     6.26    5.52
    Average maturity (years)...........................    0.05    0.02    0.09    0.07     0.04    0.01
  Futures and forwards:
    Carrying value.....................................       *       1       1       3       --      --
    Average balance during fiscal year to date.........       1       1       2       3       --      --
    Net gains (losses) for the fiscal year to date.....       *      (2)      1      (3)      (6)     15
  Options:
    Carrying value.....................................      --      --       *       *        *      (*)
    Average balance during fiscal year to date.........      --      --       *       *        *       *
    Net gains (losses) for the fiscal year to date.....      (*)     (*)     (*)     (*)      (*)     (2)
TOTAL TRADING INVESTMENTS:***
  Carrying value.......................................   1,085   1,566   2,263   2,897   11,864   9,358
  Average balance during fiscal year to date...........   1,222   1,291   2,865   4,303    9,157   7,266
  Net gains (losses) for the fiscal year to date              *      17       1     (48)       1     (28)
REPURCHASE AGREEMENTS AND SECURITIES LOANS:
  Carrying value.......................................      --      --      --      --   (1,108) (2,394)
  Average balance during fiscal year to date...........     (61)   (142)     --      --     (958) (1,406)
  Average yield (%)....................................      --      --      --      --     5.73    5.20
  Average maturity (years).............................      --      --      --      --     0.09    0.02
RESALE AGREEMENTS:
  Carrying value.......................................     116     571      --      --      278     655
  Average balance during fiscal year to date...........     510     463      --      --    1,085     775
  Average yield (%)....................................    4.00    3.49      --      --     5.12    5.17
  Average maturity (years).............................    0.01    0.01      --      --     0.05    0.03
SHORT SALES:
  Carrying value.......................................      --     (25)     --      --     (217)    (54)
  Average balance during fiscal year to date...........     (77)    (44)     --      (5)    (184)   (133)
NET COVERED FORWARDS:
  Carrying value.......................................    (159)     60    (705)    (91)   1,088     (17)
  Average balance during fiscal year to date...........    (223)    162    (465)    (88)     747    (423)
  Average yield (%)....................................    3.21    3.33    0.44    0.43     5.60    5.40
  Average maturity (years).............................    0.18    0.01    0.17    0.04     0.16    0.02


                                                             OTHER             ALL
                                                           CURRENCIES       CURRENCIES
                                                         --------------  ----------------
                                                          DEC.    JUN.    DEC.     JUN.
                                                          1996    1996    1996     1996
                                                         ------  ------  -------  -------

TRADING:
  Government and agency obligations:
    Carrying value.....................................     172     238    3,339    5,417
    Average balance during fiscal year to date.........     234     257    3,662    7,347
    Net gains (losses) for the fiscal year to date.....      10       7       17      (60)
    Average yield (%)..................................    5.12    4.82     5.01     4.12
    Average maturity (years)...........................    2.98    8.40     3.59     3.87
  Time deposits:
    Carrying value.....................................   1,293     942   13,337    9,580
    Average balance during fiscal year to date.........   1,059   1,035   10,871    6,801
    Net gains (losses) for the fiscal year to date.....      --      (*)      --       (*)
    Average yield (%)..................................    3.96    3.96     4.94     4.21
    Average maturity (years)...........................    0.08    0.02     0.06     0.03
  Futures and forwards:
    Carrying value.....................................       *       *        1        4
    Average balance during fiscal year to date.........       *       *        3        4
    Net gains (losses) for the fiscal year to date.....       *      (*)      (4)      10
  Options:
    Carrying value.....................................       *       *        *        *
    Average balance during fiscal year to date.........       *       *        *        *
    Net gains (losses) for the fiscal year to date.....       *      (*)      (*)      (2)
TOTAL TRADING INVESTMENTS:***
  Carrying value.......................................   1,465   1,180   16,677   15,001
  Average balance during fiscal year to date...........   1,292   1,292   14,536   14,152
  Net gains (losses) for the fiscal year to date             10       7       12      (52)
REPURCHASE AGREEMENTS AND SECURITIES LOANS:
  Carrying value.......................................     (92)    (45)  (1,200)  (2,439)
  Average balance during fiscal year to date...........     (51)    (27)  (1,070)  (1,575)
  Average yield (%)....................................    2.92    4.06     5.51     5.18
  Average maturity (years).............................    0.02    0.02     0.08     0.02
RESALE AGREEMENTS:
  Carrying value.......................................     120      56      514    1,282
  Average balance during fiscal year to date...........      62      68    1,657    1,306
  Average yield (%)....................................    3.07    4.40     4.39     4.39
  Average maturity (years).............................    0.03      **     0.03     0.02
SHORT SALES:
  Carrying value.......................................     (34)     (*)    (251)     (79)
  Average balance during fiscal year to date...........     (19)    (12)    (280)    (194)
NET COVERED FORWARDS:
  Carrying value.......................................    (181)     50       43        2
  Average balance during fiscal year to date...........     (47)    348       12       (1)
  Average yield (%)....................................    4.55    3.17     3.68     3.69
  Average maturity (years).............................    0.20    0.01     0.16     0.02

---------

*   Less than $0.5 million.

**  Less than 0.005 years.

*** May differ from the sum of individual figures due to rounding.

    HELD-TO-MATURITY PORTFOLIO: The carrying and fair values of investment securities in the Held-to-maturity portfolio at December 31, 1996 and June 30, 1996 are as follows:

                                                                                          DECEMBER 31
                                                               -----------------------------------------------------------------
                                                                              AVERAGE         GROSS          GROSS
                                                                CARRYING       YIELD       UNREALIZED     UNREALIZED     FAIR
                                                                  VALUE         (%)           GAINS         LOSSES       VALUE
                                                               -----------  -----------  ---------------  -----------  ---------
                                                                                          IN MILLIONS

Government and agency obligations............................   $   1,151         8.74      $      85      $  --       $   1,236
Time deposits................................................         105         5.96         --             --             105
                                                               -----------         ---            ---     -----------  ---------
Total........................................................   $   1,256         8.51      $      85      $  --       $   1,341
                                                               -----------         ---            ---     -----------  ---------
                                                               -----------         ---            ---     -----------  ---------

                                                                                         JUNE 30
                                                          ---------------------------------------------------------------------
                                                                             AVERAGE         GROSS          GROSS
                                                                              YIELD       UNREALIZED     UNREALIZED     FAIR
                                                          CARRYING VALUE       (%)           GAINS         LOSSES       VALUE
                                                          ---------------  -----------  ---------------  -----------  ---------
                                                                                       IN MILLIONS

Government and agency obligations.......................     $   1,055           8.74      $      56      $  --       $   1,111
Time deposits...........................................           114           5.81         --             --             114
                                                                ------            ---            ---     -----------  ---------
Total...................................................     $   1,169           8.46      $      56      $  --       $   1,225
                                                                ------            ---            ---     -----------  ---------
                                                                ------            ---            ---     -----------  ---------

    At December 31, 1996 and June 30, 1996, the Held-to-maturity portfolio was comprised of investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio, held during the six months ended December 31, 1996, was 8.28 percent (8.35 percent-- June 30, 1996,
8.11 percent--June 30, 1995).

    The expected maturities of investment securities in the Held-to-maturity portfolio at December 31, 1996 and June 30, 1996 are summarized below:

                                                                                                  DECEMBER 31
                                                                                     -------------------------------------
                                                                                                                  NET
                                                                                      CARRYING      FAIR      UNREALIZED
                                                                                        VALUE       VALUE        GAINS
                                                                                     -----------  ---------  -------------
                                                                                                  IN MILLIONS

January 1, 1997 through December 31, 1997..........................................   $     105   $     105    $      --
January 1, 1998 through December 31, 2001..........................................         176         182            6
January 1, 2002 through December 31, 2006..........................................         257         277           20
Thereafter.........................................................................         718         777           59
                                                                                     -----------  ---------          ---
Total..............................................................................   $   1,256   $   1,341    $      85
                                                                                     -----------  ---------          ---
                                                                                     -----------  ---------          ---

                                                                                                   JUNE 30
                                                                                    -------------------------------------
                                                                                                                 NET
                                                                                     CARRYING      FAIR      UNREALIZED
                                                                                       VALUE       VALUE        GAINS
                                                                                    -----------  ---------  -------------
                                                                                                 IN MILLIONS

July 1, 1996 through June 30, 1997................................................   $     114   $     114    $      --
July 1, 1997 through June 30, 2001................................................         162         170            8
July 1, 2001 through June 30, 2006................................................         236         252           16
Thereafter........................................................................         657         689           32
                                                                                    -----------  ---------        -----
Total.............................................................................   $   1,169   $   1,225    $      56
                                                                                    -----------  ---------        -----
                                                                                    -----------  ---------        -----

NOTE C--LOANS, COFINANCING AND GUARANTEES

    All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

    In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

MULTICURRENCY LOANS

    FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

    ADJUSTABLE RATE LOANS: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

SINGLE CURRENCY LOANS

    FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

    LIBOR-BASED LOANS: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

    Since September 1, 1996, IBRD has offered its borrowers, in addition to its loan products, the option to convert undisbursed multicurrency pool loan amounts to single currency loan terms. Further, borrowers have the option to convert disbursed and undisbursed multicurrency pool loan amounts to new single currency pool loans. Borrowers selecting single currency pool loans have their choice of four different pools (U. S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool will be a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. Conversions to the new single currency pool loans will be implemented on one of three conversion dates (July 1, 1997, January 1, 1998 or July 1, 1998) depending upon the date the conversion request is approved by IBRD.

WAIVERS OF LOAN INTEREST AND CHARGES

    On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the six months ended December 31, 1996 the combined effect of these waivers was to reduce Net Income by $131 million ($286 million--June 30, 1996, $251 million--June 30, 1995, $238 million--June 30, 1994).

    Further, on August 1, 1996, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the six months ended December 31, 1996, the effect of the commitment fee waiver was to reduce Net Income by $115 million ($235 million--June 30, 1996, $233 million--June 30, 1995, $225 million--June 30,
1994).

    A summary of IBRD's outstanding loans by currency and product at December 31, 1996 and June 30, 1996 follows:

                                                                    DECEMBER 31
                      --------------------------------------------------------------------------------------------------------
                                      MULTICURRENCY LOANS             SINGLE CURRENCY LOANS                 TOTAL LOANS
                                   -------------------------  -------------------------------------  -------------------------

                                                 WEIGHTED                  WEIGHTED       AVERAGE                  WEIGHTED
                         RATE                     AVERAGE                   AVERAGE      MATURITY                   AVERAGE
CURRENCY                 TYPE        AMOUNT      RATE (%)*     AMOUNT      RATE (%)*      (YEARS)      AMOUNT      RATE (%)*
--------------------  -----------  ----------  -------------  ---------  -------------  -----------  ----------  -------------
                                                             IN MILLIONS OF U.S. DOLLARS EQUIVALENT

Deutsche mark.......  Fixed        $    2,619         8.70    $      --           --            --   $    2,619         8.70
                      Adjustable       28,268         6.94            3         3.56          6.12       28,271         6.94

Japanese yen........  Fixed             2,451         8.84           --           --            --        2,451         8.84
                      Adjustable       29,702         6.94           --           --            --       29,702         6.94

Netherlands           Fixed               253         8.48           --           --            --          253         8.48
  guilders..........  Adjustable        1,557         6.94           --           --            --        1,557         6.94

Swiss francs........  Fixed             1,494         8.10           --           --            --        1,494         8.10
                      Adjustable        5,128         6.94           --           --            --        5,128         6.94

U.S. dollars........  Fixed             1,925         8.79        2,001         7.01          7.04        3,926         7.88
                      Adjustable       27,813         6.94        2,661         5.96          9.34       30,474         6.85

Others..............  Fixed               206         9.13           49         7.22          6.79          255         8.77
                      Adjustable        2,352         6.94           97         3.82          8.10        2,449         6.82
                                   ----------          ---    ---------          ---           ---   ----------          ---

Loans outstanding...  Fixed             8,948         8.66        2,050         7.01          7.03       10,998         8.35
                      Adjustable       94,820         6.94        2,761         5.89          9.30       97,581         6.91
                                   ----------          ---    ---------          ---           ---   ----------          ---

                      Total        $  103,768         7.09    $   4,811         6.37          8.33      108,579         7.06
                                   ----------          ---    ---------          ---           ---                       ---
                                   ----------          ---    ---------          ---           ---                       ---

Less accumulated provision for
  loan losses....................                                                                         3,290
                                                                                                     ----------

Loans outstanding net of
  accumulated provision..........                                                                    $  105,289
                                                                                                     ----------
                                                                                                     ----------

---------

*   Excludes effects of any waivers of loan interest.

                                                                                JUNE 30
                                          ------------------------------------------------------------------------------------
                                                      MULTICURRENCY LOANS      SINGLE CURRENCY LOANS           TOTAL LOANS
                                                      -------------------   ----------------------------   -------------------

                                                                WEIGHTED            WEIGHTED    AVERAGE              WEIGHTED
                                             RATE                AVERAGE             AVERAGE    MATURITY              AVERAGE
CURRENCY                                     TYPE      AMOUNT   RATE (%)*   AMOUNT  RATE (%)*   (YEARS)     AMOUNT   RATE (%)*
----------------------------------------  ----------  --------  ---------   ------  ---------   --------   --------  ---------
                                                                       IN MILLIONS OF U.S. DOLLARS EQUIVALENT

Deutsche mark...........................  Fixed       $  3,111    8.68      $--       --          --       $  3,111    8.68
                                          Adjustable    26,838    6.98       --       --          --         26,838    6.98

Japanese yen............................  Fixed          3,093    8.88       --       --          --          3,093    8.88
                                          Adjustable    31,259    6.98       --       --          --         31,259    6.98

Netherlands guilders....................  Fixed            325    8.58       --       --          --            325    8.58
                                          Adjustable     1,845    6.98       --       --          --          1,845    6.98

Swiss francs............................  Fixed          1,989    8.18       --       --          --          1,989    8.18
                                          Adjustable     7,029    6.98       --       --          --          7,029    6.98

U. S. dollars...........................  Fixed          2,266    8.85      1,119     6.79        7.17        3,385    8.17
                                          Adjustable    27,640    6.98      1,096     5.66       10.11       28,736    6.93

Others..................................  Fixed            255    9.16         42     7.29        7.20          297    8.89
                                          Adjustable     2,331    6.98          8     5.07        7.80        2,339    6.97
                                                      --------     ---      ------     ---      --------   --------     ---

Loans outstanding.......................  Fixed         11,039    8.69      1,161     6.81        7.17       12,200    8.51
                                          Adjustable    96,942    6.98      1,104     5.66       10.09       98,046    6.96
                                                      --------     ---      ------     ---      --------   --------     ---

                                          Total       $107,981    7.15      $2,265    6.25        8.59      110,246    7.13
                                                      --------     ---      ------     ---      --------                ---
                                                      --------     ---      ------     ---      --------                ---

Less accumulated provision for loan losses                                                                    3,340
                                                                                                           --------

Loans outstanding net of accumulated provision                                                             $106,906
                                                                                                           --------
                                                                                                           --------

------------

*    Excludes effects of any waivers of loan interest.

    IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

    The maturity structure of IBRD's loans outstanding, by product, at December 31, 1996 and June 30, 1996 is as follows:

                                                                                          DECEMBER 31
                                                            ------------------------------------------------------------------------
                                                              MULTICURRENCY       SINGLE CURRENCY
                                                                  LOANS                LOANS                    ALL LOANS
                                                     RATE   ------------------   ------------------   ------------------------------
PERIOD                                               TYPE:  FIXED   ADJUSTABLE   FIXED   ADJUSTABLE    FIXED   ADJUSTABLE    TOTAL
---------------------------------------------------  -----  ------  ----------   ------  ----------   -------  ----------   --------

                                                                                          IN MILLIONS

January 1, 1997 through December 31, 1997..........         $3,367   $ 9,047     $   --    $   --     $ 3,367   $ 9,047     $ 12,414
January 1, 1998 through December 31, 2001..........          5,033    38,428        565       396       5,598    38,824       44,422
January 1, 2002 through December 31, 2006..........            528    34,679      1,140     1,413       1,668    36,092       37,760
Thereafter.........................................             20    12,666        345       952         365    13,618       13,983
                                                            ------  ----------   ------  ----------   -------  ----------   --------
Loans outstanding..................................         $8,948   $94,820     $2,050    $2,761     $10,998   $97,581     $108,579
                                                            ------  ----------   ------  ----------   -------  ----------   --------
                                                            ------  ----------   ------  ----------   -------  ----------   --------

                                                                                           JUNE 30
                                                           ------------------------------------------------------------------------
                                                             MULTICURRENCY       SINGLE CURRENCY
                                                                 LOANS                LOANS                    ALL LOANS
                                                    RATE   ------------------   ------------------   ------------------------------
PERIOD                                              TYPE:  FIXED   ADJUSTABLE   FIXED   ADJUSTABLE    FIXED   ADJUSTABLE    TOTAL
--------------------------------------------------  -----  ------  ----------   ------  ----------   -------  ----------   --------
                                                                                         IN MILLIONS

July 1, 1996 through June 30, 1997................         $3,837   $ 8,868     $   --    $   --     $ 3,837   $ 8,868     $ 12,705
July 1, 1997 through June 30, 2001................          6,437    38,825        302       245       6,739    39,070       45,809
July 1, 2001 through June 30, 2006................            734    35,281        646       433       1,380    35,714       37,094
Thereafter........................................             31    13,968        213       426         244    14,394       14,638
                                                           ------  ----------   ------  ----------   -------  ----------   --------
Loans outstanding.................................         $11,039  $96,942     $1,161    $1,104     $12,200   $98,046     $110,246
                                                           ------  ----------   ------  ----------   -------  ----------   --------
                                                           ------  ----------   ------  ----------   -------  ----------   --------

ESTIMATED VALUE OF LOANS

    MULTICURRENCY LOANS: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at December 31, 1996 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

    SINGLE CURRENCY LOANS: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at December 31, 1996. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

    IBRD has never suffered a loss on any of its loans, although certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these overdue payments, IBRD maintains a provision for loan losses. The balance of the Accumulated Provision for Loan Losses at December 31, 1996 was $3,290 million ($3,340 million--June 30, 1996, $3,740 million--June 30, 1995).

    The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at December 31, 1996, June 30, 1996 and June 30, 1995:

                                                               DECEMBER 31, 1996       JUNE 30, 1996         JUNE 30, 1995
                                                              -------------------   -------------------   -------------------
                                                              CARRYING  ESTIMATED   CARRYING  ESTIMATED   CARRYING  ESTIMATED
                                                               VALUE      VALUE      VALUE      VALUE      VALUE      VALUE
                                                              --------  ---------   --------  ---------   --------  ---------

                                                                                        IN MILLIONS

Multicurrency loans
  Fixed.....................................................  $ 8,948   $ 10,093    $11,039   $ 12,383    $17,128   $ 19,065
  Adjustable................................................   94,820    102,765     96,942    103,080    106,137    114,141
Single currency loans
  Fixed.....................................................    2,050      2,082      1,161      1,067         --         --
  Adjustable................................................    2,761      2,854      1,104      1,108        234        235
                                                              --------  ---------   --------  ---------   --------  ---------
Total loans
  Fixed.....................................................   10,998     12,175     12,200     13,450     17,128     19,065
  Adjustable................................................   97,581    105,619     98,046    104,188    106,371    114,376
                                                              --------  ---------   --------  ---------   --------  ---------
                                                              108,579    117,794    110,246    117,638    123,499    133,441
Less accumulated provision for loan losses..................    3,290      3,290      3,340      3,340      3,740      3,740
                                                              --------  ---------   --------  ---------   --------  ---------
Loans outstanding net of accumulated provision..............  $105,289  $114,504    $106,906  $114,298    $119,759  $129,701
                                                              --------  ---------   --------  ---------   --------  ---------
                                                              --------  ---------   --------  ---------   --------  ---------

COFINANCING AND GUARANTEES

    IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

    Guarantees of loan principal of $1,604 million at December 31, 1996 ($1,537 million--June 30, 1996, $1,610 million--June 30, 1995) were not included in reported loan balances. At December 31, 1996, $150 million of these guarantees were subject to call ($122 million--June 30, 1996, $173 million--June 30, 1995). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At December 31, 1996, these guarantees, approximating $1 million ($1 million--June 30, 1996, $4 million-- June 30, 1995), were subject to call.

STATUTORY LENDING LIMIT

    Under the Articles of Agreement, the total amount outstanding of guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At December 31, 1996, June 30, 1996 and June 30, 1995, the status of the statutory lending limit is as follows:

                                                                             DECEMBER 31,   JUNE 30,    JUNE 30,
                                                                                 1996         1996        1995
                                                                             ------------  ----------  ----------
                                                                                         IN MILLIONS

Statutory lending limit
  Subscribed capital.......................................................   $  182,289   $  180,630  $  176,438
  Retained earnings........................................................       15,584(a)     16,099     15,502
  Cumulative translation adjustment........................................          633        1,056       3,308
                                                                             ------------  ----------  ----------
                                                                              $  198,506   $  197,785  $  195,248
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
Loans and guarantees outstanding
  Loans outstanding........................................................   $  108,579   $  110,246  $  123,499
  Principal guarantees callable............................................          150          122         173
  Interest guarantees callable.............................................            1            1           4
                                                                             ------------  ----------  ----------
                                                                              $  108,730   $  110,369  $  123,676
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
  Loans and guarantees outstanding as a percentage of statutory lending
    limit..................................................................           55%          56%         63%

---------

(a) Excludes allocations of $500 million for the Highly Indebted Poor Countries Trust Fund and $90 million to the Trust Fund for Gaza and West Bank. See Note F.

OVERDUE AMOUNTS

    At December 31, 1996, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

    At December 31, 1996, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,437 million ($2,520 million--June 30, 1996, $2,618 million--June 30, 1995), of which $1,279 million ($1,227 million--June 30, 1996, $1,411 million--June 30, 1995)
was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $856 million ($808 million--June 30, 1996, $864 million--June 30, 1995, $628 million-- June 30, 1994). If these loans had not been in nonaccrual status, income from loans for the six months ended December 31, 1996 would have been higher by $80 million ($188 million--June 30, 1996, $156 million--June 30, 1995, $149 million--June 30, 1994).

    A summary of countries with loans or guarantees in nonaccrual status follows:

                                                                                    DECEMBER 31
                                                                  ------------------------------------------------
                                                                   PRINCIPAL    PRINCIPAL AND       NONACCRUAL
BORROWER                                                          OUTSTANDING  CHARGES OVERDUE        SINCE
----------------------------------------------------------------  -----------  ---------------  ------------------
                                                                          IN MILLIONS
With overdues
  Federal Republic of Yugoslavia................................   $   1,178      $   1,226     September 1992
  Iraq..........................................................          49             69     December 1990
  Liberia.......................................................         146            252     June 1987
  Sudan.........................................................           6              3     January 1994
  Syrian Arab Republic..........................................         382            519     February 1987
  Zaire.........................................................          87             66     November 1993
                                                                  -----------        ------
  Total.........................................................       1,848          2,135
Without overdues
  Bosnia and Herzegovina........................................         589             --     September 1992
                                                                  -----------        ------
  Total.........................................................   $   2,437      $   2,135
                                                                  -----------        ------
                                                                  -----------        ------

    In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The first consolidation loan was a currency pool loan of $29 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 41 basis points. The second consolidation loan was also a currency pool loan in the amount of $285 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 4 basis points. The third consolidation loan was a U. S. dollar LIBOR-based single currency loan of $307 million carrying IBRD's lending rate for such loans at the time, 5.38 percent. All three consolidation loans have a final maturity of 30 years, which includes a five-year grace period. The consolidation loans aggregated the existing assumed loans which had final maturities ranging from April 1, 1992 to May 15, 2001 and a combined weighted-average interest rate of 7.95 percent.

    The average recorded investment in nonaccruing loans during the six months ended December 31, 1996 was $2,506 million ($2,453 million--June 30, 1996, $2,474 million--June 30, 1995).

    During the six months ended December 31, 1996 and the fiscal years ended June 30, 1996 and June 30, 1995, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

    An analysis of the changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1996 and the fiscal years ended June 30, 1996 and June 30, 1995 appears below:

                                                                                 DECEMBER 31,    JUNE 30,     JUNE 30,
                                                                                     1996          1996         1995
                                                                                 -------------  -----------  -----------
                                                                                               IN MILLIONS

Balance, beginning of the fiscal year..........................................    $   3,340     $   3,740    $   3,324
Provision for loan losses......................................................           39            42           12
Translation adjustment.........................................................          (89)         (442)         404
                                                                                      ------    -----------  -----------
Balance, end of period.........................................................    $   3,290     $   3,340    $   3,740
                                                                                      ------    -----------  -----------
                                                                                      ------    -----------  -----------

FIFTH DIMENSION PROGRAM

    Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At December 31, 1996, IDA had approved credits of $1,530 million ($1,379 million--June 30, 1996, $1,179 million--June 30, 1995)
under this program from inception, of which $1,391 million ($1,327 million--June 30, 1996, $1,128 million--June 30, 1995) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

    Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit and maturity limits have been established for each counterparty.

    Swaps are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of a swap is recognized as an adjustment to the borrowing cost over the life of the contract. Upon termination, the change in a swap's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the expected remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated swap's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument.

    CURRENCY SWAPS: Currency swaps are agreements comprised of a conversion of the proceeds of a borrowing into a different currency and a forward exchange agreement providing for a schedule of future exchanges of the two currencies in order to recover the currency converted. The combination of a borrowing and a currency swap produces the financial equivalent of substituting a borrowing in the currency obtained in the initial conversion for the original borrowing.

    INTEREST RATE SWAPS: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency and vice-versa.

    FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

    SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

    DEFERRED RATE SETTING (DRS) AGREEMENTS: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At December 31, 1996 and June 30, 1996, the effective interest cost of all principal amounts had been fixed.

     A summary of IBRD's borrowings portfolio at December 31, 1996 and June 30, 1996 follows: MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT DECEMBER 31, 1996
                     IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                                                                        CURRENCY
                                                                     DIRECT BORROWINGS               SWAP AGREEMENTS
                                                                 -------------------------   -------------------------------
                                                                          WGTD.                             WGTD.
                                                                          AVG.    AVERAGE       AMOUNT      AVG.    AVERAGE
                                                        RATE              COST    MATURITY     PAYABLE      COST    MATURITY
                     CURRENCY                           TYPE     AMOUNT    (%)    (YEARS)    (RECEIVABLE)    (%)    (YEARS)
                   ------------                      ----------  -------  -----   --------   ------------   -----   --------

Deutsche
mark                                                 Fixed       $13,873  6.65      5.55       $  2,009     7.72      2.31
                                                                                                   (178)    6.57     19.87
                                                     Adjustable     225   7.47      6.61          9,920     2.97      3.30

Japanese
yen                                                  Fixed       26,306   5.20      4.64            237     5.49      2.08
                                                                                                 (1,303)    6.23      5.60
                                                     Adjustable   1,170   1.74      2.70            502     0.06      1.70

Netherlands
guilders                                             Fixed        2,560   7.27      3.10             89     6.31      0.69
                                                                                                 (1,420)    7.70      2.26

Swiss
francs                                               Fixed        4,415   6.09      5.78          2,070     5.18      3.31
                                                                                                 (1,701)    6.10      3.49
                                                     Adjustable      --     --        --            833     1.12      3.20

U. S.
dollars                                              Fixed       25,080   7.59      6.64            178     8.98      3.49
                                                                                                 (1,095)    9.11      3.43
                                                     Adjustable   1,213   4.92      4.09          6,722     5.21      6.21
                                                                                                 (1,296)    5.09      3.34

Others                                               Fixed       15,299   8.99      4.42
                                                                                                (12,750)    8.91      3.93
                                                     Adjustable   1,767   6.41      4.46
                                                                                                 (1,955)    5.95      4.34
                                                                 -------  -----      ---     ------------
Total                                                Fixed       87,533   6.88      5.33          4,583
                                                                                                (18,447)
                                                     Adjustable..  4,375  4.79      4.00         17,977
                                                                                                 (3,251)
                                                                 -------  -----      ---     ------------

Principal at face value                                          91,908                             862

Net unamortized discounts
                                                                    (20 )                            --
                                                                 -------  -----      ---     ------------
Total                                                            $91,888  6.78      5.27       $    862
                                                                 -------  -----      ---     ------------
                                                                 -------  -----      ---     ------------

                                                              INTEREST RATE
                                                             SWAP AGREEMENTS              NET CURRENCY OBLIGATIONS
                                                     -------------------------------   -------------------------------
                                                       NOTIONAL     WGTD.                             WGTD.
                                                        AMOUNT      AVG.    AVERAGE       AMOUNT      AVG.    AVERAGE
                                                       PAYABLE      COST    MATURITY     PAYABLE      COST    MATURITY
                     CURRENCY                        (RECEIVABLE)    (%)    (YEARS)    (RECEIVABLE)    (%)    (YEARS)
                   ------------                      ------------   -----   --------   ------------   -----   --------
Deutsche
mark                                                   $  7,946     7.00      3.08       $ 23,828     6.86      4.46
                                                         (2,847)    5.25      4.95         (3,025)    5.33      5.82
                                                          2,911     3.16      5.00         13,056     3.09      3.74
                                                         (8,010)    3.38      3.12         (8,010)    3.38      3.12
Japanese
yen                                                       1,957     3.84      2.40         28,500     5.11      4.46
                                                         (3,154)    2.99      4.80         (4,457)    3.93      5.04
                                                          3,154     0.47      4.80          4,826     0.74      3.97
                                                         (1,957)    1.37      2.40         (1,957)    1.37      2.40
Netherlands
guilders                                                     --       --        --          2,649     7.24      3.02
                                                                                           (1,420)    7.70      2.26
Swiss
francs                                                      833     7.11      3.27          7,318     5.95      4.80
                                                                                           (1,701)    6.10      3.49
                                                                                              833     1.12      3.20
                                                           (833)    2.34      3.27           (833)    2.34      3.27
U. S.
dollars                                                   5,197     6.95      4.05         30,455     7.49      6.18
                                                        (10,073)    6.28      6.20        (11,168)    6.56      5.93
                                                         10,201     5.73      6.15         18,136     5.48      6.03
                                                         (5,325)    5.70      3.99         (6,621)    5.58      3.87
Others                                                       42     6.57      6.79         15,341     8.99      4.43
                                                           (454)    7.14      6.09        (13,204)    8.85      4.01
                                                            584     4.71      5.73          2,351     5.98      4.78
                                                           (172)    8.45      5.05         (2,127)    6.16      4.40
                                                     ------------                      ------------   -----      ---
Total                                                    15,975                           108,091     6.83      4.93
                                                        (16,528)                          (34,975)    7.01      4.81
                                                         16,850                            39,202     4.04      4.88
                                                        (16,297)                          (19,548)    4.18      3.44
                                                     ------------                      ------------   -----      ---
Principal at face value                                      --                            92,770

Net unamortized discounts
                                                                                              (20)
                                                     ------------                      ------------   -----      ---
Total                                                  $     --                          $ 92,750     6.13      5.27
                                                     ------------                      ------------   -----      ---
                                                     ------------                      ------------   -----      ---

          MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1996
                     IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                                                                            CURRENCY
                                                                         DIRECT BORROWINGS               SWAP AGREEMENTS
                                                                     -------------------------   -------------------------------
                                                                              WGTD.                             WGTD.
                                                                              COST    AVERAGE       AMOUNT      AVG.    AVERAGE
                                                            RATE               (%)    MATURITY     PAYABLE      COST    MATURITY
                       CURRENCY                             TYPE     AMOUNT   AVG.    (YEARS)    (RECEIVABLE)    (%)    (YEARS)
                      -----------                        ----------  -------  -----   --------   ------------   -----   --------

Deutsche
mark                                                     Fixed       $14,287  6.71      5.58       $  2,000     7.75      2.51
                                                         Adjustable     229   7.54      7.12          9,919     2.93      3.53

Japanese
yen                                                      Fixed       29,466   5.24      4.78            335     5.51      2.21
                                                                                                       (964)    6.12      8.07
                                                         Adjustable   1,232   2.04      3.21             71     0.03      1.59
                                                                                                        (92)    0.25      0.48

Netherlands
guilders                                                 Fixed        2,837   7.23      3.33             91     6.31      1.19
                                                                                                     (1,447)    7.70      2.77

Swiss
francs                                                   Fixed        4,996   6.04      6.28          2,523     5.19      3.39
                                                                                                       (873)    6.47      3.46
                                                         Adjustable      --     --        --            892     0.84      3.70

U.S.
dollars                                                  Fixed       23,305   7.84      6.91            178     8.98      3.99
                                                                                                     (1,198)    9.02      3.73
                                                         Adjustable   1,453   4.90      3.87          3,344     5.06      4.49
                                                                                                       (848)    4.94      4.66

Others                                                   Fixed       13,180   9.30      3.72
                                                                                                    (10,904)    9.25      2.97
                                                         Adjustable   1,419   6.38      4.62
                                                                                                     (1,610)    5.97      4.51
                                                                     -------  -----      ---     ------------
Total                                                    Fixed       88,071   6.90      5.36          5,127
                                                                                                    (15,386)
                                                         Adjustable..  4,333  4.70      4.10         14,226
                                                                                                     (2,550)
                                                                     -------  -----      ---     ------------
Principal at face value                                              92,404                           1,417
Net unamortized discounts
                                                                        (13 )
                                                                     -------  -----      ---     ------------
Total                                                                $92,391  6.80      5.29       $  1,417
                                                                     -------  -----      ---     ------------
                                                                     -------  -----      ---     ------------

                                                                  INTEREST RATE
                                                                 SWAP AGREEMENTS              NET CURRENCY OBLIGATIONS
                                                         -------------------------------   -------------------------------
                                                           NOTIONAL     WGTD.                             WGTD.
                                                            AMOUNT      AVG.    AVERAGE       AMOUNT      AVG.    AVERAGE
                                                           PAYABLE      COST    MATURITY     PAYABLE      COST    MATURITY
                       CURRENCY                          (RECEIVABLE)    (%)    (YEARS)    (RECEIVABLE)    (%)    (YEARS)
                      -----------                        ------------   -----   --------   ------------   -----   --------
Deutsche
mark                                                       $  8,544     7.08      3.41       $ 24,831     6.92      4.59
                                                             (2,134)    5.26      5.51         (2,134)    5.26      5.51
                                                              2,199     3.37      5.57         12,347     3.09      3.96
                                                             (8,609)    3.47      3.45         (8,609)    3.47      3.45
Japanese
yen                                                           1,329     5.49      3.15         31,130     5.26      4.68
                                                             (2,528)    2.64      5.72         (3,492)    3.59      6.36
                                                              2,528     0.67      5.72          3,831     1.09      4.83
                                                             (1,329)    2.09      3.15         (1,421)    1.97      2.97
Netherlands
guilders                                                         --       --        --          2,928     7.20      3.26
                                                                                               (1,447)    7.70      2.77
Swiss
francs                                                          892     7.11      3.77          8,411     5.90      5.15
                                                                                                 (873)    6.47      3.46
                                                                                                  892     0.84      3.70
                                                               (892)    2.08      3.77           (892)    2.08      3.77
U.S.
dollars                                                       4,002     7.10      3.72         27,485     7.74      6.43
                                                             (6,211)    6.45      7.50         (7,409)    6.87      6.89
                                                              6,449     5.55      7.27         11,246     5.32      6.00
                                                             (4,240)    5.53      3.58         (5,088)    5.43      3.76
Others                                                           36     6.62      7.20         13,216     9.29      3.73
                                                               (287)    7.43      4.37        (11,191)    9.21      3.01
                                                                417     5.24      4.57          1,836     6.12      4.61
                                                               (166)    8.74      5.47         (1,776)    6.22      4.60
                                                         ------------                      ------------   -----      ---
Total                                                        14,803                           108,001     6.87      4.98
                                                            (11,160)                          (26,546)    7.33      4.74
                                                             11,593                            30,152     3.79      4.87
                                                            (15,236)                          (17,786)    4.12      3.59
                                                         ------------                      ------------   -----      ---
Principal at face value                                          --                            93,821

Net unamortized discounts
                                                                                                  (13)
                                                         ------------                      ------------   -----      ---
Total                                                      $     --                          $ 93,808     6.26      5.29
                                                         ------------                      ------------   -----      ---
                                                         ------------                      ------------   -----      ---

     SHORT-TERM BORROWINGS AND SWAPS AT DECEMBER 31, 1996 AND JUNE 30, 1996
                    IN MILLIONS OF U. S. DOLLARS EQUIVALENT

                                                                                          DECEMBER 31
                                                                ---------------------------------------------------------------
                                                                                               INTEREST
                                                                                CURRENCY         RATE                     WGTD.
                                                                                  SWAP           SWAP           NET       AVG.
                                                       RATE      PRINCIPAL      PAYABLE        PAYABLE       CURRENCY     COST
                     CURRENCY                          TYPE     OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS    (%)
                   ------------                     ----------  -----------   ------------   ------------   -----------   -----

SHORT-TERM NOTES

U. S. dollars                                       Fixed         $1,106         $  --          $  --         $1,106      5.53

GLOBAL MULTICURRENCY NOTES

Czech koruny                                        Fixed            165          (165)            --             --        --

Deutsche mark                                       Fixed             --            --             --             --        --
                                                    Adjustable        --           158             --            158      2.99

Italian lire                                        Fixed            150          (150)            --             --        --

Japanese yen                                        Fixed             87           (87)            --             --        --
                                                                                    87             --             87      0.16

New Zealand dollars                                 Fixed            141          (141)            --             --        --

U. S. dollars                                       Fixed          1,400           120           (900)           620      5.61
                                                    Adjustable        --           176            900          1,076      5.23

CENTRAL BANK FACILITY

U. S. dollars                                       Adjustable     2,374            --             --          2,374      5.18
                                                                -----------      -----          -----       -----------   -----

TOTAL                                               Fixed          3,049           207                         1,813      5.29
                                                                                  (543)          (900)
                                                    Adjustable     2,374           334            900          3,608      5.10
                                                                -----------      -----          -----       -----------   -----
Principal at face value                                            5,423            (2)            --          5,421
Net unamortized discounts
                                                                      (5)                                         (5)
                                                                -----------      -----          -----       -----------   -----

TOTAL                                                             $5,418         $  (2)         $  --         $5,416      5.16
                                                                -----------      -----          -----       -----------   -----
                                                                -----------      -----          -----       -----------   -----

                                                                                JUNE 30
                                                    ---------------------------------------------------------------
                                                                                   INTEREST
                                                                    CURRENCY         RATE                     WGTD.
                                                                      SWAP           SWAP           NET       AVG.
                                                     PRINCIPAL      PAYABLE        PAYABLE       CURRENCY     COST
                     CURRENCY                       OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS    (%)
                   ------------                     -----------   ------------   ------------   -----------   -----
SHORT-TERM NOTES
U. S. dollars                                         $1,400         $  --           $ --         $1,400      5.46
GLOBAL MULTICURRENCY NOTES
Czech koruny                                              54           (54)            --             --        --
Deutsche mark                                             --            20             --             20      3.09
                                                          --            54             --             54      3.05
Italian lire                                              20           (20)            --             --        --
Japanese yen                                              --            --             --             --        --
                                                          --            --             --             --        --
New Zealand dollars                                       --            --             --             --        --
U. S. dollars                                            300            --             --            300      5.52
                                                          --            --             --             --        --
CENTRAL BANK FACILITY
U. S. dollars                                          2,586            --             --          2,586      5.47
                                                    -----------      -----          -----       -----------   -----
TOTAL                                                  1,774            20             --          1,720      5.44
                                                                       (74)
                                                       2,586            54             --          2,640      5.42
                                                    -----------      -----          -----       -----------   -----
Principal at face value                                4,360            --             --          4,360

Net unamortized discounts
                                                         (32)                                        (32)
                                                    -----------      -----          -----       -----------   -----
TOTAL                                                 $4,328         $  --           $ --         $4,328      5.43
                                                    -----------      -----          -----       -----------   -----
                                                    -----------      -----          -----       -----------   -----

    The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at December 31, 1996 and June 30, 1996 is as follows:

PERIOD
--------------------------------------------------------------------------------  DECEMBER 31
                                                                                  ------------
                                                                                  IN MILLIONS

January 1, 1997 through December 31, 1997.......................................   $   14,470
January 1, 1998 through December 31, 1998.......................................       11,230
January 1, 1999 through December 31, 1999.......................................       15,798
January 1, 2000 through December 31, 2000.......................................        8,026
January 1, 2001 through December 31, 2001.......................................        7,047
January 1, 2002 through December 31, 2006.......................................       26,153
Thereafter......................................................................        9,184
                                                                                  ------------
Total...........................................................................   $   91,908
                                                                                  ------------
                                                                                  ------------

PERIOD
----------------------------------------------------------------------------------    JUNE 30
                                                                                    -----------
                                                                                    IN MILLIONS

July 1, 1996 through June 30, 1997................................................   $  12,467
July 1, 1997 through June 30, 1998................................................      13,949
July 1, 1998 through June 30, 1999................................................       9,526
July 1, 1999 through June 30, 2000................................................      14,262
July 1, 2000 through June 30, 2001................................................       7,529
July 1, 2001 through June 30, 2006................................................      25,886
Thereafter........................................................................       8,785
                                                                                    -----------
Total.............................................................................   $  92,404
                                                                                    -----------
                                                                                    -----------

    The following table reflects the carrying and estimated fair values of the borrowings portfolio at December 31, 1996, June 30, 1996 and June 30, 1995:

                                                   DECEMBER 31, 1996          JUNE 30, 1996            JUNE 30, 1995
                                                -----------------------  -----------------------  -----------------------
                                                 CARRYING    ESTIMATED    CARRYING    ESTIMATED    CARRYING    ESTIMATED
                                                  VALUE     FAIR VALUE     VALUE     FAIR VALUE     VALUE     FAIR VALUE
                                                ----------  -----------  ----------  -----------  ----------  -----------
                                                                               IN MILLIONS
Short-term....................................  $    5,418   $   5,447   $    4,328   $   4,371   $    3,898   $   3,898
Medium- and long-term.........................      91,888      99,989       92,391      99,250      104,392     112,977
Swaps
  Currency
    Payable...................................      23,101      23,593       19,427      19,841       19,985      20,495
    Receivable................................     (22,241)    (23,927)     (18,010)    (19,203)     (16,735)    (17,717)
  Interest rate...............................          --         862           --       1,064           --       1,059
  Forward interest rate                                 --          --           --          --           --          23
                                                ----------  -----------  ----------  -----------  ----------  -----------
  Swaptions...................................          --           1           --           1           --          --
                                                ----------  -----------  ----------  -----------  ----------  -----------
Total.........................................  $   98,166   $ 105,965   $   98,136   $ 105,324   $  111,540   $ 120,735
                                                ----------  -----------  ----------  -----------  ----------  -----------
                                                ----------  -----------  ----------  -----------  ----------  -----------

    The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

    The average cost of borrowings outstanding during the six months ended December 31, 1996 was 6.24 percent (6.44 percent--June 30, 1996, 6.62 percent--June 30, 1995, 6.74 percent--June 30, 1994), reflecting a reduction in interest expense of $229 million ($170 million--June 30, 1996, $157 million--June 30, 1995, $234 million--June 30, 1994) as a result of swaps.

NOTE E--CREDIT RISK

    COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

    COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit limits have been established for each counterparty by type of instrument and maturity category.

    The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at December 31, 1996, June 30, 1996 and June 30, 1995 are given below:

                                                                               DECEMBER 31,  JUNE 30,   JUNE 30,
                                                                                   1996        1996       1995
                                                                               ------------  ---------  ---------
                                                                                          IN MILLIONS
INVESTMENTS -- TRADING PORTFOLIO
Futures and forwards
  - Long position............................................................   $   12,176   $   1,499  $   4,039
  - Short position...........................................................          931       5,875      8,051
  - Credit exposure due to potential nonperformance
   by counterparties.........................................................            5           2          6
Options
  - Long position............................................................          650         679         19
  - Short position...........................................................          510         429         --
Covered forwards
  - Credit exposure due to potential nonperformance
   by counterparties.........................................................           57           2          7
BORROWINGS
Currency swaps
  - Credit exposure due to potential nonperformance
   by counterparties.........................................................        1,205         728        713
Interest rate swaps
  - Notional principal.......................................................       33,725      26,396     16,136
  - Credit exposure due to potential nonperformance
   by counterparties.........................................................          418          96         57
Forward interest rate swaps
  - Notional principal.......................................................           --          --        300
  - Credit exposure due to potential nonperformance
   by counterparties                                                                    --          --         --
Swaptions
  - Notional principal.......................................................           73          30         --
  - Credit exposure due to potential nonperformance
   by counterparties                                                                    --          --         --

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

    RETAINED EARNINGS: Retained Earnings is comprised of the following elements at December 31, 1996, June 30, 1996 and June 30, 1995:

                                                                                   DECEMBER 31,  JUNE 30,   JUNE 30,
                                                                                       1996        1996       1995
                                                                                   ------------  ---------  ---------
                                                                                              IN MILLIONS
Special reserve..................................................................   $      293   $     293  $     293
General reserve..................................................................       14,159      13,909     13,629
Surplus..........................................................................        1,047         710        226
Unallocated net income...........................................................          675       1,187      1,354
                                                                                   ------------  ---------  ---------
Total............................................................................   $   16,174   $  16,099  $  15,502
                                                                                   ------------  ---------  ---------
                                                                                   ------------  ---------  ---------

    On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers, out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the Highly Indebted Poor Countries (HIPC) Trust Fund or other arrangements in support of the HIPC Debt Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the initiative. On December 19, 1996, the Executive Directors recommended that the Board of Governors approve a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

    TRANSFERS TO INTERNATIONAL DEVELOPMENT ASSOCIATION: The Board of Governors has approved aggregate transfers to IDA totaling $4,823 million from unallocated Net Income through June 30, 1995. On October 3, 1996, the Board of Governors approved a transfer to IDA, by way of grant, of $300 million in an equivalent amount in SDRs out of unallocated Net Income. On the same day, the Board of Governors approved a transfer, by way of grant, out of Surplus of $300 million in an equivalent amount in SDRs. At December 31, 1996, June 30, 1996 and June 30, 1995, all transfers had been paid.

    TRANSFERS TO DEBT REDUCTION FACILITY FOR IDA-ONLY COUNTRIES: The Board of Governors has approved aggregate transfers to the Debt Reduction Facility for IDA-Only Countries (DRF) totaling $300 million through June 30, 1995. At December 31, 1996, $118 million ($119 million--June 30, 1996, $105 million-- June 30, 1995) remained payable.

    TRANSFER TO TRUST FUND FOR GAZA AND WEST BANK: The Board of Governors has approved aggregate transfers to the Trust Fund for Gaza and West Bank (TFG), totaling $140 million through June 30, 1995. At December 31, 1996, $5 million ($70 million--June 30, 1996, $25 million--June 30, 1995) remained payable.

    TRANSFER FOR EMERGENCY ASSISTANCE FOR RWANDA: In November 1994 the Board of Governors approved a transfer of $20 million for Emergency Assistance for Rwanda out of Surplus. At June 30, 1996, the transfer for the Emergency Assistance for Rwanda had been made. At June 30, 1995, $5 million remained payable.

    TRANSFER TO TRUST FUND FOR BOSNIA AND HERZEGOVINA: In February 1996 the Board of Governors approved a transfer from Surplus, by way of grant, of $150 million to a trust fund administered by IDA to finance an emergency reconstruction program in Bosnia and Herzegovina. At December 31, 1996, all transfers had been paid. At June 30, 1996, $16 million remained payable.

    TRANSFERS TO THE HIGHLY INDEBTED POOR COUNTRIES TRUST FUND: The HIPC Trust Fund was established on November 7, 1996, and is administered by IDA in support of the HIPC Debt Initiative. On October 3, 1996, the Board of Governors approved a transfer from Surplus, by way of grant, of amounts up to $500 million to the HIPC Trust Fund contingent upon IBRD's determination that the other creditors of the eligible beneficiary countries have agreed to meet their share of the costs envisaged under the HIPC Debt Initiative. At December 31, 1996, no funds had been transferred to the HIPC Trust Fund.

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

    In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At December 31, 1996, $46 million ($26 million--June 30, 1996, $1 million--June 30, 1995) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

    Administrative Expenses for the six months ended December 31, 1996 are net of the management fee of $244 million ($508 million--June 30, 1996, $571 million--June 30, 1995, $545 million--June 30, 1994) charged to IDA and $52 million ($102 million--June 30, 1996, $111 million--June 30, 1995, $107 million-- June 30, 1994) charged to reimbursable programs. Included in the amounts charged to reimbursable programs are allocated charges of $12 million ($22 million--June 30, 1996, $21 million--June 30, 1995 and June 30, 1994)
charged to IFC and $0.4 million ($1 million--June 30, 1996, June 30, 1995 and June 30, 1994) charged to MIGA.

    Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

NOTE H--TRUST FUNDS

    IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at December 31, 1996, June 30, 1996 and June 30, 1995 is as follows:

                                                  DECEMBER 31, 1996             JUNE 30, 1996               JUNE 30, 1995
                                              --------------------------  --------------------------  --------------------------
                                                  TOTAL                       TOTAL                       TOTAL
                                                FIDUCIARY     NUMBER OF     FIDUCIARY     NUMBER OF     FIDUCIARY     NUMBER OF
                                                 ASSETS      TRUST FUND      ASSETS      TRUST FUND      ASSETS      TRUST FUND
                                              (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS
                                              -------------  -----------  -------------  -----------  -------------  -----------
IBRD executed...............................    $     507         1,322     $     548         1,314     $     645         1,294
Recipient executed..........................        1,441         1,078         1,308           935         1,270           684
                                                   ------         -----        ------         -----        ------         -----
Total.......................................    $   1,948         2,400     $   1,856         2,249     $   1,915         1,978
                                                   ------         -----        ------         -----        ------         -----
                                                   ------         -----        ------         -----        ------         -----

    The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the six months ended December 31, 1996, IBRD received $8 million ($15 million--June 30, 1996, $19 million--June 30, 1995, $17 million--June 30, 1994) as fees for administering trust funds. These fees have been recorded as a reduction of administrative expenses.

NOTE I--STAFF RETIREMENT PLAN

    IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary.

All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

    IBRD has not charged any pension expense to its income for the six months ended December 31, 1996 because it believes it is less than probable that any expense will be incurred. IBRD management will review the pension expense accrual methodology upon completion of a reevaluation of the funding assumptions of IBRD's pension plan. While IBRD does not anticipate recording any pension expense during the fiscal year, this does not preclude IBRD from making a contribution to the pension plan. If any income impact results from the reevaluation, it will be recognized in the period it is determined. Therefore, disclosures have not been provided for the six months ended December 31, 1996.

    Net periodic pension cost for IBRD participants for the fiscal years ended June 30, 1996, June 30, 1995 and June 30, 1994 consisted of the following components:

                                                                                 1996       1995       1994
                                                                               ---------  ---------  ---------
                                                                                         IN MILLIONS
Service cost-benefits earned during the period...............................  $     216  $     186  $     185
Interest cost on projected benefit obligation................................        360        348        310
Actual return on plan assets.................................................       (917)      (428)      (342)
Net amortization and deferral................................................        437         (3)       (50)
                                                                               ---------  ---------  ---------
Net periodic pension cost....................................................  $      96  $     103  $     103
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    The portion of this cost that relates to IBRD and is included in Administrative Expenses for the fiscal year ended June 30, 1996 is $60 million ($65 million--June 30, 1995, $63 million--June 30, 1994). The balance has been included in the management fee charged to IDA.

    The following table sets forth the Plan's funded status at June 30, 1996 and June 30, 1995:

                                                                                         1996       1995
                                                                                       ---------  ---------
                                                                                           IN MILLIONS
Actuarial present value of benefit obligations
  Accumulated benefit obligation
    Vested...........................................................................  $  (3,543) $  (3,551)
    Nonvested........................................................................        (36)       (22)
                                                                                       ---------  ---------
      Subtotal.......................................................................     (3,579)    (3,573)
  Effect of projected compensation levels............................................     (1,718)    (1,866)
                                                                                       ---------  ---------
    Projected benefit obligation.....................................................     (5,297)    (5,439)
Plan assets at fair value............................................................      7,033      5,925
                                                                                       ---------  ---------
Plan assets in excess of projected benefit obligation................................      1,736        486
Remaining unrecognized net transition asset..........................................        (91)      (104)
Unrecognized prior service cost......................................................         74         82
Unrecognized net gain from past experience different from that assumed and from
 changes in assumptions..............................................................     (1,719)      (464)
                                                                                       ---------  ---------
Prepaid pension cost.................................................................  $      --  $      --
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    At June 30, 1996, the weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent (7.5 percent--June 30, 1995). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 13.3 percent at age 20 and decreasing to 6.8 percent at age 64. The expected long-term rate of return on assets at June 30, 1996 was 9 percent (9 percent--June 30, 1995).

NOTE J--RETIRED STAFF BENEFITS PLAN

    IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

    Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually contributes the remainder of the actuarially determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately from the other assets and income of IBRD, IDA, IFC, and MIGA and can be used only for the benefit of the participants in the RSBP and their beneficiaries until all liabilities to them have been paid or provided for. RSBP assets consist primarily of fixed income and equity securities.

    Net periodic postretirement benefits cost for IBRD participants for the six months ended December 31, 1996 and the fiscal years ended June 30, 1996, June 30, 1995 and June 30, 1994 consisted of the following components:

                                                                                  DECEMBER 31,   JUNE 30,   JUNE 30,   JUNE 30,
                                                                                      1996         1996       1996       1996
                                                                                  ------------   --------   --------   --------
                                                                                                   IN MILLIONS
Service cost-benefits earned during the period..................................      $19         $  32       $28        $25
Interest cost on accumulated postretirement benefit obligation..................       24            45        48         39
Actual return on plan assets....................................................      (70)         (130)      (40)       (49)
Net amortization and deferral...................................................       39            87         1         19
                                                                                      ---        --------     ---        ---
                                                                                      $12         $  34       $37        $34
                                                                                      ---        --------     ---        ---
                                                                                      ---        --------     ---        ---

    The portion of this cost that relates to IBRD and is included in Administrative Expenses for the six months ended December 31, 1996 is $8 million ($22 million--June 30, 1996, $23 million--June 30, 1995, $21 million--June 30,
1994). The balance has been included in the management fee charged to IDA.

    The following table sets forth the RSBP's funded status at December 31, 1996, June 30, 1996 and June 30, 1995:

                                                                                       DECEMBER 31,   JUNE 30,   JUNE 30,
                                                                                           1996         1996       1996
                                                                                       ------------   --------   --------
                                                                                                  IN MILLIONS
Accumulated postretirement benefit obligation
  Retirees...........................................................................     $(307)       $(293)     $(257)
  Fully eligible active plan participants............................................      (134)        (128)      (125)
  Other active plan participants.....................................................      (298)        (285)      (292)
                                                                                         ------       --------   --------
                                                                                           (739)        (706)      (674)
Plan assets at fair value............................................................     1,039          937        770
                                                                                         ------       --------   --------
Plan assets in excess of accumulated postretirement benefit obligation...............       300          231         96
Unrecognized prior service costs.....................................................       (10)         (12)       (14)
Unrecognized net loss from past experience different from that assumed and from
 changes in assumptions..............................................................        53          107        250
                                                                                         ------       --------   --------
Prepaid postretirement benefit cost..................................................     $ 343        $ 326      $ 332
                                                                                         ------       --------   --------
                                                                                         ------       --------   --------

    Of the $343 million prepaid at December 31, 1996 ($326 million--June 30, 1996, $332 million--June 30, 1995), $309 million is attributable to IBRD ($295 million--June 30, 1996, $301 million--June 30, 1995) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

    For December 31, 1996, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.9 percent to 10.7 percent, decreasing gradually to 5.0 percent in 2010 and thereafter. The health care cost trend rates used for June 30, 1996 was 14.4 percent to 11.2 percent decreasing gradually to 5.5 percent in 2010 and thereafter.

    The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at December 31, 1996 by $148 million and the net periodic postretirement benefit cost for the six months then ended by $11 million.

    The weighted average discount rate used in determining the APBO was 7.5 percent (8 percent-- June 30, 1996, 7.5 percent--June 30, 1995). The expected long--term rate of return on plan assets was 7.5 percent (8 percent--June 30, 1996, 8.25 percent--June 30, 1995).

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE BANK OR BY ANY DEALER, UNDERWRITER OR AGENT OF THE BANK. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

    EXCEPT AS OTHERWISE INDICATED, (1) ALL AMOUNTS CONTAINED IN THIS INFORMATION STATEMENT AND IN THE FINANCIAL STATEMENTS ARE STATED IN CURRENT UNITED STATES DOLLARS TRANSLATED AS INDICATED IN "EQUITY" AND THE NOTES TO FINANCIAL STATEMENTS AND (2) ALL INFORMATION IN THIS INFORMATION STATEMENT IS GIVEN AS OF THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 -----
Availability of Information.................................................................           1
Summary Information.........................................................................           2
Selected Financial Data.....................................................................           3
The Bank....................................................................................           4
Resources of the Bank.......................................................................           4
  Equity....................................................................................           4
  Borrowings (After Swaps)..................................................................           7
  Statements of Income......................................................................           9
Operations of the Bank......................................................................          10
  Loan Operations and Lending Policy........................................................          10
  Liquid Assets and Liquidity Policy........................................................          19
  Derivatives...............................................................................          19
Affiliated Organizations....................................................................          21
Administration of the Bank..................................................................          22
The Articles of Agreement...................................................................          24
Legal Status, Privileges and Immunities.....................................................          24
Fiscal Year, External Auditors, Announcements and Allocation of Net Income..................          25
Index to Financial Statements...............................................................          26